Certain confidential information contained in this document, marked by “[***]”, has been omitted because it is both not material and would be competitively harmful if publicly disclosed.

Exhibit 2.1

Execution Version

CONFIDENTIAL

STOCK PURCHASE AGREEMENT

among

OLAPLEX, INC.,

as the Buyer,

PURVALA BIOSCIENCE, INC.,

as the Company,

THE STOCKHOLDERS AND OPTIONHOLDERS OF THE COMPANY,

as the Former Holders,

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

as the Former Holders’ Representative

Dated as of August 20, 2025

Table of Contents

1. DEFINITIONS; CERTAIN RULES OF CONSTRUCTION	1

2. PURCHASE AND SALE OF SHARES	14

2.1. Purchase and Sale of Shares	14

2.2. The Closing	14

2.3. Preliminary Consideration	15

2.4. Treatment of Options	15

2.5. Closing Payments and Deliverables	16

2.6. Payment Allocation Schedule	17

2.7. Escrow	17

2.8. Post-Closing Adjustment	18

2.9. Withholding	20

3. REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY	20

3.1. Organization	20

3.2. Power and Authorization	21

3.3. Authorization of Governmental Authorities	21

3.4. Noncontravention	21

3.5. Capitalization of the Company	21

3.6. Financial Matters	23

3.7. Absence of Undisclosed Liabilities	24

3.8. Absence of Certain Developments	24

3.9. Debt	25

3.10. Ownership of Assets; Sufficiency	25

3.11. Real Property	26

3.12. Intellectual Property	27

3.13. Legal Compliance; Illegal Payments; Permits	31

3.14. Regulatory Matters	31

3.15. Tax Matters	33

3.16. Employee Benefit Plans	35

3.17. Environmental Matters	37

3.18. Contracts	38

3.19. Employees	40

i

3.20. Affiliate Transactions	41

3.21. Litigation; Government Orders	41

3.22. Insurance	42

3.23. Powers of Attorney	42

3.24. Bank Accounts	42

3.25. No Brokers	42

4. REPRESENTATIONS AND WARRANTIES REGARDING THE FORMER HOLDERS	42

4.1. Power and Authorization	43

4.2. Authorization of Governmental Authorities	43

4.3. Noncontravention	43

4.4. Title	43

4.5. No Brokers	43

5. REPRESENTATIONS AND WARRANTIES OF THE BUYER	44

5.1. Organization	44

5.2. Power and Authorization	44

5.3. Authorization of Governmental Authorities	44

5.4. Noncontravention	44

5.5. No Brokers	44

6. COVENANTS	44

6.1. Further Assurances	44

6.2. Former Holder’s Consent	44

6.3. Release	45

6.4. Publicity	46

6.5. Confidentiality	46

7. INDEMNIFICATION	47

7.1. Survival	47

7.2. Indemnification Mechanics	49

7.3. Third-Party Claims	50

7.4. No Circular Recovery	51

7.5. Knowledge and Investigation	52

7.6. Manner of Payment	52

ii

7.7. Tax Treatment	52

7.8. Exclusive Remedy	53

8. TAX MATTERS	53

8.1. Straddle Period	53

8.2. Tax Sharing Agreements	53

8.3. Cooperation on Tax Matters	53

8.4. Transfer Taxes	53

8.5. Tax Returns	54

8.6. Tax Contests	54

8.7. Post-Closing Tax Actions	54

8.8. Section 338 Election	54

9. MISCELLANEOUS	55

9.1. Notices	55

9.2. Succession and Assignment; No Third-Party Beneficiary	56

9.3. Amendments and Waivers	56

9.4. Entire Agreement	56

9.5. Disclosure Schedules	57

9.6. Severability	57

9.7. Headings	57

9.8. Construction	57

9.9. Governing Law; Waiver of Jury Trial	58

9.10. Jurisdiction; Exclusive Venue	58

9.11. Specific Performance	59

9.12. Provisions Concerning the Former Holders’ Representative	59

iii

Annexes

Annex I	List of Stockholders
Annex II	List of Optionholders

Exhibits

Exhibit A	Sample Calculation of Net Working Capital
Exhibit B	Estimated Closing Statement
Exhibit C	Payment Allocation Schedule
Exhibit D	GAAP Deviations

Schedules

Schedule 1	Product Candidates

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement, dated as of August 20, 2025 (as amended or otherwise modified, this “Agreement”), is by and among Olaplex, Inc., a Delaware corporation (the “Buyer”), Purvala Bioscience, Inc., a Delaware corporation (the “Company”), the stockholders of the Company listed on Annex I hereto (collectively, the “Stockholders”), the optionholders of the Company listed on Annex II hereto (collectively, the “Optionholders” and, together with the Stockholders, the “Former Holders”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative for the Former Holders (the “Former Holders’ Representative”).

RECITALS

WHEREAS, the Stockholders are the legal and beneficial owners of all of the issued and outstanding shares of Company Common Stock as of immediately prior to the Closing (collectively, the “Shares”);

WHEREAS, the Optionholders are the holders of all of the outstanding and unexercised options to acquire shares of Company Common Stock as of immediately prior to the Closing (the “Options”);

WHEREAS, at the Closing, Buyer will purchase from each Stockholder, and each such Stockholder will sell to Buyer, all of such Stockholder’s Shares in exchange for the consideration described herein and on the terms and subject to the conditions set forth in this Agreement (such transaction, the “Share Sale”);

WHEREAS, at the Closing and contemporaneously with the Share Sale, each Optionholder will cancel all of such Optionholder’s Options in exchange for the consideration described herein and on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the premises and mutual promises herein made, and in consideration of the representations, warranties, covenants and agreements herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	DEFINITIONS; CERTAIN RULES OF CONSTRUCTION.

As used herein, the following terms will have the following meanings:

“1933 Act” means the Securities Act of 1933.

“Accounting Principles” means GAAP, as in effect on the date of the Most Recent Balance Sheet, as applied by the Company consistent with past practice, including with respect to those deviations set forth on Exhibit D; provided that all Taxes shall be calculated in accordance with past practice, to the extent “more likely than not” or higher in conformity with applicable Legal Requirements, and applicable Legal Requirements (as determined at a “more likely than not” or higher level of confidence), as of the end of the day on the Closing Date, taking into account the Contemplated Transactions.

“Action” means any claim, action, cause of action, suit (whether in Contract or tort or otherwise), audit, litigation (whether at law or in equity, whether civil, criminal or administrative), controversy, assessment, grievance, arbitration, audit, investigation, proceeding, opposition, interference, hearing, mediation, charge, complaint, demand, notice, dispute or proceeding to, from, by or before any Governmental Authority.

“Adjustment Time” means 11:59 p.m. Eastern Time on the day immediately preceding the Closing Date, except that in the case of the calculation of any Tax Liabilities, the “Adjustment Time” means the end of the day on the Closing Date.

“Affiliate” means, with respect to any specified Person at any time, (a) each Person directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person at such time, (b) each Person who is at such time an officer, manager or director of, or direct or indirect beneficial holder of at least 20% of any class of the equity interests of, such specified Person, (c) each Person that is managed by a common group of executive officers, managers and/or directors as such specified Person, (d) if such specified Person is an individual, the members of the immediate family of such Person, (e) the members of the immediate family of each officer, manager, director or holder described in clause (b) above and (f) each Person of which such specified Person or an Affiliate (as defined in the foregoing clauses (a) through (e)) thereof directly or indirectly beneficially owns at least 20% of any class of equity interests at such time.

“Agreement” is defined in the Preamble.

“Ancillary Agreements” means the Restrictive Covenant Agreements, the Consulting Agreement, the Employment Agreement and the Escrow Agreement.

“Assets” means, with respect to the Company, its properties, rights and assets, whether real or personal, whether tangible or intangible and whether or not located on the Real Property or in the possession of any employee or service provider of the Company, including all such assets reflected in the Most Recent Balance Sheet or acquired after the Most Recent Balance Sheet Date.

“Base Purchase Price” is defined in Section 2.3.1(a).

“Business” means the businesses currently conducted, or actively being planned to be conducted (as evidenced by written records of the Company prepared in the twelve months prior to the date hereof), by the Company.

“Business Day” means any weekday other than a weekday on which banks in France or in New York, New York are authorized or required to be closed.

“Buyer” is defined in the Preamble.

“Buyer Indemnified Person” is defined in Section 7.1.1.

“Buyer Prepared Return” is defined in Section 8.5.

“Buyer Shortfall Adjustment Amount” is defined in Section 2.8.4.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation and any and all ownership interests in a Person (other than a corporation), including membership interests, partnership interests, joint venture interests and beneficial interests, and any and all warrants, options or rights to purchase or otherwise acquire any of the foregoing.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (P.L. 116-136) and any similar or successor Legal Requirement or executive order or executive memo in any U.S. jurisdiction, and any subsequent Legal Requirement intended to address the consequences of coronavirus (COVID-19) disease and the severe acute respiratory syndrome coronavirus 2 (SARS-CoV2) virus, including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing Covid-19 Disaster (dated August 8, 2020), Notice 2020-65, Notice 2021-11, the Coronavirus Preparedness and Response Supplemental Appropriations Act (P.L. 116-123), the Families First Coronavirus Response Act (P.L. 116-127), the Paycheck Protection Program and Health Care Enhancement Act (P.L. 116-139), the Paycheck Protection Program Flexibility Act of 2020 (P.L. 116-142), the Consolidated Appropriations Act, 2021 (P.L. 116-260), the American Rescue Plan Act of 2021 (P.L. 117-2), and the PPP Extension Act of 2021 (P.L. 117-6).

“Cash and Cash Equivalents” means the aggregate amount of cash and cash equivalents held by the Company, as determined in accordance with the Accounting Principles; provided, that “Cash and Cash Equivalents” shall (i) exclude the aggregate amount of outstanding checks, wire or drafts of the Company that have not posted and any cash overdrafts or negative balances, (ii) include checks received by the Company that have not been posted, and (iii) exclude any security deposits, escrowed cash or cash or cash equivalents not freely distributable due to legal, regulatory or contractual constraints or otherwise of the type commonly referred to as “restricted cash”.

“Claim Notice” is defined in Section 7.3.1.

“Clinical Trial” means a clinical trial in human subjects that has been approved by an institutional review board or ethics committee, as applicable, and is designed to measure the safety or efficacy of a therapeutic product.

“Closing” is defined in Section 2.2.

“Closing Date” means the date on which the Closing actually occurs.

“Closing Date Cash” means (a) the Cash and Cash Equivalents as of the Adjustment Time minus (b) any Cash and Cash Equivalents used by the Company between the Adjustment Time and the Closing to pay any Closing Date Transaction Expenses, repay any Closing Date Indebtedness, make any payment of estimated Taxes or any other payment in respect of Taxes, or take any other action that may otherwise increase the amounts payable to the Former Holders pursuant to this Agreement (excluding, for the avoidance of doubt, any amounts separately included as Debt or Transaction Expenses).

“Closing Date Indebtedness” means the Debt of the Company as of immediately prior to the Closing; provided, that the amount of Taxes taken into account in Closing Date Indebtedness shall be determined as of the end of the day on which the Closing occurs (but shall, for the avoidance of doubt, exclude any Taxes arising solely as a result of the transactions taken at the direction of Buyer outside of the ordinary course of business and not contemplated by this Agreement on the Closing Date after the Closing).

“Closing Date Net Working Capital” means the sum of the current assets (other than Cash and Cash Equivalents) of the Company as of the Adjustment Time minus the sum of the current Liabilities as of the Adjustment Time and calculated in accordance with the Accounting Principles and Exhibit A attached hereto, which sets forth an example calculation of Closing Date Net Working Capital as of August 19, 2025. Notwithstanding anything to the contrary herein, in no event shall Closing Date Net Working Capital include any amounts with respect to current or deferred Tax assets or liabilities or any Debt.

“Closing Date Transaction Expenses” means the Transaction Expenses that are unpaid as of immediately prior to the Closing, including, for the avoidance of doubt, the employer portion of any Taxes arising as a result of or in connection with any payments, if any, made by or on behalf of Buyer hereunder following the Closing.

“Closing Optionholder Payment” means, with respect to each Optionholder, the portion of the Preliminary Consideration apportioned to such Optionholder solely in respect of such Optionholder’s In-the-Money Company Options and designated as the “Closing Optionholder Payment” on the Payment Allocation Schedule opposite the name of such Optionholder.

“Closing Statement” is defined in Section 2.8.1.

“Closing Stockholder Payment” means, with respect to each Stockholder, the portion of the Preliminary Consideration apportioned to such Stockholder and designated as the “Closing Common Stock Payment” on the Payment Allocation Schedule opposite the name of such Stockholder.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” is defined in the Preamble.

“Company Common Stock” is defined in Section 3.5.1.

“Company Board” means the board of directors of the Company.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned by the Company or used or held for use by the Company in connection with the Business, including the Company Registrations and all Intellectual Property Rights in and to Company Technology.

“Company Registrations” is defined in Section 3.12.3.

“Company Technology” means any and all Technology (a) used or held for use by the Company in connection with the Business or (b) owned or purported to be owned by the Company in connection with the Business, including, in each case, for the avoidance of doubt, any such Technology in the possession of any employee or service provider of the Company.

“Confidential Information” means any and all information of the Company except as limited by the last sentence hereof. Confidential Information includes, without limitation, the information, observations and data obtained by any Person in connection with such Person’s employment by, service to or other affiliation with the Company concerning the Business and affairs of the Company, information obtained as a result of such Person’s direct or indirect ownership interest in the Company, information concerning acquisition opportunities in or reasonably related to the Company’s Business of which such Person becomes aware while employed or affiliated with the Company, the persons or entities that are current, former or prospective suppliers or customers of the Business, as well as development, transition and transformation plans, methodologies and methods of doing business, strategic, marketing and expansion plans, including without limitation plans regarding planned and potential sales, financial and business plans, employee lists and telephone numbers, locations of sales representatives, new and existing programs and services, prices and terms, customer service, integration processes, requirements and costs of providing service, support and equipment, in each case, of the Business and any work product, summary, or other material in whatever form or medium prepared by such Person for the Business incorporating or derived from any of the foregoing. Confidential Information does not include: (a) information that is generally available to the public, other than through unauthorized disclosure by any Former Holder, (b) information that is lawfully made available to a Former Holder by a third party who is under no obligation of confidence to the Buyer or any of its Affiliates (including the Company), (c) information independently developed by a Former Holder without use of Confidential Information and not in connection with the performance of services by a Former Holder for the Company or any of its Affiliates, (d) generalized knowledge, experience, know-how and technologies (including ideas, concepts, processes and techniques), that a Former Holder acquired in performing services for a third party that are similar to those performed for the Company or (e) Confidential Information immaterial to the Business which may be incidentally retained in the unaided memory of a Former Holder, so long as the Former Holder has not studied Confidential Information for the purpose of replicating the same from memory in bad faith.

“Contemplated Transactions” means, collectively, the transactions contemplated by this Agreement, including (a) the Share Sale and (b) the execution, delivery and performance of the Ancillary Agreements.

“Consulting Agreement” means the consulting agreement by and between Buyer and Bradley Olsen, effective as of the Closing.

“Contract” means, with respect to any Person, any contract, agreement, deed, mortgage, lease, sublease, license, indenture, note, bond, loan, guaranty, or other legally enforceable commitment, promise, undertaking, arrangement, or understanding, in each case whether written or oral, to which or by which such Person is a party or is otherwise bound (including, for the avoidance of doubt, purchase orders).

“Debt” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person (a) for borrowed money (including overdraft facilities) or in respect of loans or advances (including, in any case, any prepayment premiums due or arising as a result of the consummation of the Contemplated Transactions), (b) evidenced by notes, bonds, debentures or similar Contracts, (c) for deferred rent or the deferred purchase price of property, goods or services (including any deferred purchase price Liabilities, earnouts, contingency payments, installment payments, seller notes, promissory notes, or similar Liabilities, in each case, related to past acquisitions and, for the avoidance of doubt, in each case, whether or not contingent), (d) under capital leases (in accordance with the Accounting Principles), (e) in respect of letters of credit and bankers’ acceptances (in each case whether or not drawn, contingent or otherwise), (f) for deferred revenue to the extent that there is no corresponding accounts receivable remaining outstanding as of the Closing, (g) in respect of (1) deferred compensation for services (including the employer portion of all Taxes arising with respect thereto), or (2) accrued but unpaid bonuses, commissions and other compensation (whether or not due) with respect to any performance period (or portion thereof) prior to Closing, including the employer portion of all Taxes arising with respect thereto, (h) in respect of outstanding severance or termination obligations to employees or other service providers whose employment or engagement was terminated prior to or as of the Closing (including the employer portion of all Taxes arising with respect thereto), (i) for Contracts relating to interest rate protection, swap Contracts and collar Contracts, (j) all unpaid (whether or not yet due) Taxes for any Pre-Closing Tax Period, calculated (1) on a separate basis with respect to each jurisdiction, Tax period, and type of Tax, and with no amount being less than zero dollars ($0) with respect to any such separate jurisdiction, Tax period, or type of Tax, (2) taking into account any Tax refunds, prepayments or overpayments of Taxes that are “more likely than not” actually available as a matter of applicable Tax law to offset any such specific unpaid Taxes, (3) by excluding any contingent Taxes or liabilities for uncertain Tax positions, and (4) consistent with the past practice of the Company, to the extent “more likely than not” or higher in conformity with any applicable Legal Requirements, and (k) in the nature of guarantees of the obligations described in clauses (a) through (j) above of any other Person (other than the Company). For the avoidance of doubt, Debt shall not include any Transaction Expenses.

“Deductible” is defined in Section 7.1.3.

“Disclosed Contract” is defined in Section 3.18.2.

“Disclosure Schedules” is defined in Article 3.

“Dispute Auditor” is defined in Section 2.8.2.

“Dispute Notice” is defined in Section 2.8.2.

“Employee Plan” means any plan, program, arrangement, Contract or policy, whether or not reduced to writing, and whether covering a single individual or a group of individuals, that is (a) a “welfare plan” within the meaning of the applicable pension plan regulations, (b) a “pension plan” within the meaning of the applicable pension plan regulations, (c) a profits interest, stock bonus, stock purchase, stock option, restricted stock, phantom stock, stock appreciation right or similar equity or equity-based plan, program, arrangement, Contract or policy or (d) any other employment (including offer letters), consulting, independent contractor, salary continuation, termination, severance, deferred compensation, retirement, pension, welfare-benefit, post-retirement health or welfare benefit, bonus, commission or other cash incentive compensation, profit-sharing, savings, retention, change-of-control, fringe-benefit, cafeteria, vacation or other paid time-off, disability, death benefit, hospitalization, medical, life insurance or other similar plan, program, arrangement, Contract or policy.

“Employment Agreement” means the offer letter by and between Buyer and Justin Paloni, effective as of the Closing.

“Encumbrance” means any charge (whether fixed or floating), claim, community or other marital property interest, condition, equitable interest, lien, license, option, pledge, security interest, mortgage, deed of trust, right of way, easement, encroachment, servitude, right of first offer or first refusal, right of pre-emption, buy/sell Contract and any other restriction, encumbrance, security interest, covenant or another type of preferential arrangement with respect to, or condition governing the use, construction, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of, any other attribute of ownership.

“Enhanced IP Representations” means those representations and warranties set forth in Section 3.12.1 (Company IP, fourth sentence only), Section 3.12.2 (Infringement, first, second and fourth sentences only), Section 3.12.3 (Scheduled IP, first, second, third and fourth sentences only), Section 3.12.5 (Confidentiality and Invention Assignment, sixth sentence only), and Section 3.12.8 (Government Funds, first sentence only).

“Environmental Law” means any Legal Requirement relating to (a) releases or threatened releases of Hazardous Substances, (b) pollution or protection of the environment or protection of human health or safety (in relation to exposure to Hazardous Substances), or (c) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Escrow Account” means the escrow account established by the Escrow Agent pursuant to the terms of the Escrow Agreement to hold the Escrow Amount.

“Escrow Amount” is defined in Section 2.7.

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” means the Escrow Agreement, dated as of August 20, 2025.

“Estimated Closing Date Cash” is defined in Section 2.3.3.

“Estimated Closing Date Indebtedness” is defined in Section 2.3.3.

“Estimated Closing Date Net Working Capital” is defined in Section 2.3.3.

“Estimated Closing Date Transaction Expenses” is defined in Section 2.3.3.

“Estimated Closing Statement” is defined in Section 2.3.3.

“Estimated Net Working Capital Adjustment Amount” means (a) the Estimated Closing Date Net Working Capital minus (b) the Net Working Capital Target Amount (for the avoidance of doubt, the Estimated Net Working Capital Adjustment Amount may be a positive or negative number).

“Equity Incentive Plan” means the Company’s 2022 Stock Plan and any other equity incentive plan adopted or maintained by the Company, in each case, as amended or restated.

“Facilities” means any buildings, plants, improvements or structures located on the Real Property.

“FDA” means the United States Food and Drug Administration or any successor agency thereto for the United States.

“Final Closing Consideration” is defined in Section 2.8.1.

“Financials” is defined in Section 3.6.1(b).

“Former Holders” is defined in the Preamble.

“Former Holder Excess Adjustment Amount” is defined in Section 2.8.3.

“Former Holder Indemnification Obligation Amount” is defined in Section 7.6.1.

“Former Holders’ Representative” is defined in the Preamble.

“Former Holders’ Representative Expense Account” means the account established by the Former Holders’ Representative pursuant to hold the Former Holders’ Representative Expense Amount.

“Former Holders’ Representative Expense Amount” means $100,000.00.

“Fraud” means actual and intentional common law fraud (as determined under Delaware Law) by a Person in the making of any of the express representations and warranties set forth in Sections 3, 4 or 5 of this Agreement. For avoidance of doubt, “Fraud” does not include equitable fraud, unfair dealings, constructive fraud or any torts based on negligence or recklessness.

“Fundamental Representations” means those representations and warranties set forth in Section 3.1.1 (Organization), Section 3.2 (Power and Authorization), Section 3.4 (Noncontravention), Section 3.5 (Capitalization of the Company), Section 3.9 (Debt), Sections 3.12.1 (Company IP, second and third sentences only), Section 3.12.5 (Confidentiality and Invention Assignment Agreements, fifth sentence only), Section 3.15 (Tax Matters), Section 3.25 (No Brokers), Section 4.1 (Power and Authorization), Section 4.1 (Authorization of Governmental Authorities), Section 4.3 (Noncontravention), Section 4.4 (Title) and Section 4.5 (No Brokers).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Government Order” means any order, writ, judgment, verdict, injunction, decree, stipulation, ruling, decision, verdict, determination or award made, issued or entered by or with any Governmental Authority.

“Governmental Authority” means any federal, state or local, domestic, foreign or multinational government, court, regulatory or administrative agency, commission, authority or governmental instrumentality, including any Tax authority.

“Hazardous Substance” means any material or substance defined or regulated as a hazardous or toxic substance, material or waste or as a pollutant or contaminant, or words of similar intent or meaning, pursuant to any Environmental Law, or for which standards of conduct or liability may be imposed under Environmental Law due to its hazardous, toxic, dangerous or deleterious properties or characteristics.

“In-the-Money Company Option” means an Option, whether or not then vested, with an exercise price that is less than the Per Common Stock Closing Consideration.

“Inbound IP Contract” is defined in Section 3.12.4.

“Indemnification Demand” is defined in Section 7.2.1.

“Indemnification Dispute Notice” is defined in Section 7.2.2.

“Intellectual Property Rights” means all rights, title, and interest in and to all proprietary rights of every kind and nature however denominated, throughout the world, including (a) Patent Rights, copyrights, design rights, mask work rights, Know-How, confidential information, trade secrets, Software database rights, and all other proprietary rights in Technology; (b) trademarks, trade names, service marks, service names, brands, trade dress, logos and slogans, and the goodwill and activities associated therewith; (c) social media accounts and handles, domain names, rights of privacy and publicity, and moral rights; (d) any and all registrations, applications, recordings, licenses, common-law rights, and contractual rights relating to any of the foregoing; and (e) all Actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto.

“Interim Financials” is defined in Section 3.6.1(b).

“IP Contract” is defined in Section 3.12.4.

“Know-How” means any and all proprietary technical, scientific, and other know-how (whether or not patentable), data, results and other information, and materials of any type whatsoever, in any tangible or intangible form whatsoever, that are not generally known to the public, including discoveries, inventions, trade secrets, research and development data, databases, plans, practices, procedures, experimental techniques, protocols, material specifications, and assay or test protocols; biological, chemical, pharmacological, toxicological, pharmaceutical, pre-clinical, clinical, safety, and quality control data and information; methods and processes (including manufacturing methods and formulas); and molecules, chemical entities, reagents, starting materials, reaction intermediates, building blocks, synthetic products, synthesis routes, biological design, delivery systems, algorithms, excipients, ingredients, formulations, formulae, and compositions of matter; case reports forms, medical records, data analyses, reports, studies and procedures, designs for experiments and tests and results of experimentation and testing (including results of any development activities), summaries and information contained in submissions to and information from ethical committees or Regulatory Authorities. The fact that an item is known to the public shall not be taken to exclude the possibility that a compilation including the item, or a development relating to the item, is (and remains) not known to the public. For clarity, “Know-How” includes any rights (other than Patent Rights, but including copyright, database or design rights) protecting such Know-How.

“Knowledge” means the actual knowledge, after reasonable inquiry of their respective direct reports, of any director or employee of the Company.

“Labor Activities” is defined in Section 3.19.1.

“Leased Real Property” is defined in Section 3.11.1.

“Legal Requirement” means any United States federal, state or local or any foreign constitution, law (including common law), statute, standard, ordinance, code, rule, regulation, resolution or promulgation, or any Government Order, or any license, franchise, permit or similar right granted under any of the foregoing, or any similar provision having the force or effect of law.

“Liability” means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential, whether due or to become due and whether or not required under the Accounting Principles to be accrued on the financial statements of such Person.

“Losses” is defined in Section 7.1.1.

“Most Recent Balance Sheet” is defined in Section 3.6.1(a).

“Most Recent Balance Sheet Date” is defined in Section 3.6.1(a).

“Net Working Capital Target Amount” means $7,500.00.

“Non-Disclosure Agreement” is defined in Section 6.4.

“Off-the-Shelf Software” is defined in Section 3.12.4.

“Optionholders” is defined in the Preamble.

“Options” is defined in the Recitals.

“Organizational Documents” shall mean, with respect to a Person, the articles of incorporation, certificate of incorporation, certificate of formation, bylaws, memorandum of association, articles of association, partnership agreement, limited liability company agreement or equivalent governing documents, as applicable, of such Person, and any amendment thereto entered into prior to the date hereof.

“Outbound IP Contract” is defined in Section 3.12.4.

“Patent Rights” means all patents and patent applications filed anywhere in the world, including provisionals and nonprovisionals, utility models, community designs, and all related applications thereafter filed, including any continuations, continuations-in-part, divisionals, or substitute applications, any patents issued or granted from any such patent applications, and any reissues, reexaminations, renewals or extensions (including by virtue of any supplementary protection certificates) of any such patents, and any conformation patents or registration patents or patents of addition based on any such patents, and all foreign counterparts or equivalents of any of the foregoing.

“Payment Allocation Schedule” is defined in Section 2.6.

“Per Common Stock Closing Consideration” means, with respect to each share of Company Common Stock, the amount designated as the “Per Common Stock Closing Consideration” as set forth in the Payment Allocation Schedule opposite the name of the holder of such Company Common Stock.

“PB300 Agreement” is defined in Section 6.3.1.

“Per Option Closing Consideration” means, with respect to each share of Company Common Stock issuable upon exercise of any particular In-the-Money Option, the amount designated as the “Per Option Closing Consideration” as set forth in the Payment Allocation Schedule opposite the name of the holder of such In-the-Money Company Option.

“Permits” means, with respect to any Person, any license, accreditation, bond, franchise, permit, consent, approval, right, privilege, certificate or other similar authorization issued by, or otherwise granted by, any Governmental Authority or any other Person to which or by which such Person is subject or bound or to which or by which any property, business, operation or right of such Person is subject or bound.

“Permitted Encumbrance” means (a) statutory liens for current Taxes, special assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with the Accounting Principles on the Most Recent Balance Sheet, (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law, (d) mechanics’, materialmen’s, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business and relating to amounts that are not yet due and payable and for which appropriate reserves have been established in accordance with the Accounting Principles, and (e) restrictions on the transfer of securities arising under federal and state securities laws or the applicable Organizational Documents.

“Person” means any individual or corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization, Governmental Authority or other entity of any kind.

“Personal Data” means any information that, alone or in combination with other information held by the Company, allows the identification of or contact with a Person or can be used to identify a Person and any other information that constitutes personal information under any applicable Legal Requirement.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and the portion of a Straddle Period that ends on the Closing Date.

“Pre-Closing Taxes” means any Liability in respect of (1) Taxes of the Company arising in, or in respect of Pre-Closing Tax Periods (including amounts determined in accordance with Section 8.1, and including, for the avoidance of doubt, any Taxes of the Company resulting from the Company terminating its status as an “S corporation” within the meaning of Section 1361(a) of the Code, and becoming an entity classified as a corporation governed by Subchapter C of the Code), (2) all Taxes of the Company resulting from the Company being part of a consolidated, combined, or unitary group for any period on or prior to the Closing Date (including pursuant to Treasury Regulation 1.1502-6), (3) all Taxes of any other Person imposed on the Company with respect to the Pre-Closing Tax Period as a result of the Company being a transferee or successor, by Contract, or otherwise to the extent resulting from a transaction entered into, circumstance or relationship existing, prior to the Closing, and (4) any Transfer Taxes allocable to the Former Holders pursuant to Section 8.4.

“Predecessor” is defined in Section 3.1.

“Privacy Obligations” means applicable Legal Requirements, Contracts, self-regulatory standards, or written policies or terms of use of the Company that are related to privacy, information security, data protection or the Processing of Personal Data, in each case as and to the extent applicable to the operation of their businesses.

“Pro Rata Portion” means, with respect to each Stockholder and Optionholder, the percentage designated as the “Pro Rata Portion” as set forth in the Payment Allocation Schedule opposite the name of such Stockholder or Optionholder.

“Process” or “Processing” means any operation or set of operations that are performed on data, including Sensitive Data or sets of Sensitive Data, whether or not by automated means, such as the receipt, access, acquisition, collection, recording, organization, compilation, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction.

“Product Candidates” means the product candidates that have been developed, are currently being developed or are currently proposed to be developed (as evidenced by written records of the Company prepared in the twelve months prior to the date hereof), by or on behalf of the Company, including the compounds listed on Schedule 1 hereto.

“Real Property” is defined in Section 3.11.1.

“Real Property Leases” is defined in Section 3.11.1.

“Related Party” is defined in Section 3.20.

“Released Claims” is defined in Section 6.3.1.

“Released Parties” is defined in Section 6.3.1.

“Releasing Party” is defined in Section 6.3.1.

“Representative” means, with respect to any Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Restrictive Covenant Agreements” means the restrictive covenant agreements by and between Buyer and each of the Former Holders (other than Marc Blaustein), effective as of the Closing.

“Reviewed Financials” is defined in Section 3.6.1(a).

“Schedule” is defined in Article 3.

“Security Breach” means (a) any unauthorized acquisition of, access to, loss of, or misuse (by any means) of Personal Data or Sensitive Data, or (b) any phishing, ransomware or other cyberattack that results in a significant monetary loss or a significant business interruption.

“Sensitive Data” means (a) all Personal Data that is subject to a Privacy Obligation or (b) material confidential or proprietary business information or trade secret information.

“Share Sale” is defined in the Recitals.

“Shares” is defined in the Recitals.

“Software” means computer software programs and databases, including all source code, object code, firmware, specifications, designs and documentation therefor.

“Straddle Period” is defined in Section 8.1.

“Stockholders” is defined in the Preamble.

“Subsidiary” means, with respect to any specified Person, any other Person of which such specified Person will, at the time, directly or indirectly through one or more Subsidiaries, (a) own at least 50% of the outstanding Capital Stock entitled to vote generally, (b) hold at least 50% of the partnership, limited liability company, joint venture or similar interests or (c) be a general partner, managing member or joint venturer.

“Tax” or “Taxes” means (a) any and all United States or non-United States federal, state, local, or provincial income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, escheat, unclaimed property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever; (and (b) all penalties, charges and interest relating to clause (a), whether or not any such Tax is due and payable and whether disputed or not.

“Tax Return” means any return (including any information return), report, declaration, statement, estimate, election, claim for refund, schedule, notice, form, or other document (whether in tangible, electronic or other form and including any related or supporting information) filed or submitted or required to be filed with or submitted to any Governmental Authority in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax, including any supplement, appendix, exhibit or attachment thereto or amendment thereof.

“Technology” means all works, innovations, Know-How, proprietary biologic and chemical materials, proprietary cell lines and genetically modified organisms, synthesis routes, biological design, artwork, illustrations, graphics, databases, computer software, firmware, computer hardware, documentation, manuals, integrated circuits and integrated circuit masks, electronic, electrical, and mechanical equipment, and all other forms of technology, including improvements, modifications, works in process, derivatives, or changes, whether tangible or intangible, embodied in any form, whether or not protectable or protected by patent, copyright, mask work right, trade secret, or otherwise, and all documents and other materials recording or embodying any of the foregoing.

“Third-Party Claim” is defined in Section 7.3.1.

“Transaction Expenses” means (a) the costs, fees and expenses (including legal, accounting, and other costs, fees and expenses) of the Company and the Former Holders incurred or committed to in connection with the negotiation, execution and consummation of this Agreement and the Contemplated Transactions, (b) any severance, change of control payments, stay bonuses, retention bonuses, transaction bonuses, and other compensation or similar Liabilities due or arising (either alone or in combination with any other event) as a result of the execution of this Agreement or the consummation of the Contemplated Transactions, including the employer portion of all Taxes arising with respect thereto, excluding any retention bonuses or transaction bonuses pursuant to arrangements between any Person and the Buyer, (c) the employer portion of all Taxes arising with respect to payments to the Optionholders pursuant to or as contemplated by this Agreement and (d) all Transfer Taxes allocable to the Former Holders pursuant to Section 8.4.

“Transfer Taxes” is defined in Section 8.4.

“Treasury Regulations” means the regulations promulgated under the Code.

Except as otherwise explicitly specified to the contrary, (a) references to a Section, Article, Exhibit or Schedule means a Section or Article of, or Schedule or Exhibit to, this Agreement, unless another agreement is specified, (b) the word “including” will be construed as “including without limitation,” (c) references to a particular statute, rule or regulation include all rules and regulations thereunder and any predecessor or successor statute, rule or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively and (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement. Whenever this Agreement indicates that any document has been “made available” to the Buyer, such statement will be deemed to be a statement that such document was (i) delivered to the Buyer or its Representatives via electronic mail or otherwise, or (ii) made available for viewing online by the Buyer and its Representatives on the electronic data room or other electronic shared drive or cloud based storage device maintained by the Company, in each case at least five (5) Business Days prior to the date hereof.

2.	PURCHASE AND SALE OF SHARES.

2.1. Purchase and Sale of Shares. At the Closing, subject to the terms and conditions of this Agreement, each Stockholder will sell, transfer and deliver to the Buyer all of the Shares held of record by such Stockholder with full title guarantee, and the Buyer will purchase all of such Stockholder’s right, title and interest in and to the Shares, free and clear of all Encumbrances.

2.2. The Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions set forth in Section 2.1 (the “Closing”) will take place concurrently with the execution and delivery of this Agreement at the offices of Ropes & Gray LLP at Prudential Tower, 800 Boylston Street, Boston, Massachusetts, 02199 (or remotely via the exchange of documents and signatures in PDF format).

2.3. Preliminary Consideration.

2.3.1. The aggregate consideration to be paid at Closing (the “Preliminary Consideration”) will be an amount equal to:

(a) $10,500,000.00 (the “Base Purchase Price”), plus

(b) the Estimated Net Working Capital Adjustment Amount; plus

(c) the Estimated Closing Date Cash, minus

(d) the Estimated Closing Date Indebtedness, minus

(e) the Estimated Closing Date Transaction Expenses, minus

(f) the Escrow Amount, minus

(g) the Former Holders’ Representative Expense Amount.

2.3.2. The Preliminary Consideration will be paid in cash (and such aggregate amount payable to the Former Holders, as further adjusted in accordance with Article 2, and together with amounts that may become payable to the Former Holders pursuant to Article 7, the “Purchase Price”).

2.3.3. Attached as Exhibit B hereto is a written statement (the “Estimated Closing Statement”) setting forth in reasonable detail the Company’s good faith estimates of (i) the Closing Date Net Working Capital (the “Estimated Closing Date Net Working Capital”), (ii) the Estimated Net Working Capital Adjustment Amount, (iii) the Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”), (iv) the Closing Date Transaction Expenses (the “Estimated Closing Date Transaction Expenses”), (v) the Closing Date Cash (the “Estimated Closing Date Cash”) and (vi) based on the foregoing, the Preliminary Consideration, which such Estimated Closing Statement was provided to Buyer prior to the parties entry into this Agreement together with any applicable supporting detail and information that Buyer reasonably requested to verify the amounts reflected in the Estimated Closing Statement. The Company represents and warrants that the Estimated Closing Statement has been prepared in good faith in accordance with the financial definitions set forth herein (and if not addressed herein, in accordance with the Accounting Principles).

2.4. Treatment of Options.

2.4.1. On the terms and subject to the conditions set forth in this Agreement, by virtue of this Agreement and without any action on the part of the Company or any party hereto:

(a) contingent on, and effective immediately prior to, the Closing, each unexercised Option (or portion thereof), whether or not then vested, outstanding immediately prior to the Closing that is or becomes an In-the-Money-Option, shall be cancelled and the Optionholder shall receive in consideration thereof the right to receive with respect to each share of Common Stock underlying such In-the-Money Company Option an amount in cash equal to (i) the Per Option Closing Consideration, plus (ii) the Optionholder’s Pro Rata Portion of any Escrow Amount that becomes payable pursuant to Section 2.7 hereof, plus (iii) the Optionholder’s Pro Rata Portion of any Former Holder Excess Adjustment Amount that becomes payable pursuant to Section 2.8.3 hereof, and will automatically be cancelled and retired and will cease to exist.

(b) each Option that is not an In-the-Money Option shall be forfeited and cancelled and no payment shall be made in respect of such Option.

2.5. Closing Payments and Deliverables.

2.5.1. At the Closing, the Former Holders and the Company, as applicable, will deliver, or cause to be delivered, to Buyer:

(a) certificates representing the Shares and duly executed transfers in favor of the Buyer or its nominee(s) in respect of the Shares effecting the transfer of such Shares; provided, that, for the avoidance of doubt, the Closing will not occur unless all of the certificates in respect of such Shares (and all transfers therefor) are so delivered;

(b) the Restrictive Covenant Agreements, duly executed by each Former Holder (other than Marc Blaustein);

(c) the Consulting Agreement, duly executed by Bradley Olsen;

(d) the Employment Agreement, duly executed by Justin Paloni;

(e) all books and records of the Company in the possession of the Former Holders or any of their Affiliates (other than the Company);

(f) the written and executed resignations of the directors and officers of the Company designated by Buyer prior to the Closing Date, effective as of the Closing, in form and substance reasonably acceptable to Buyer;

(g) a certificate of good standing, dated not more than three (3) business days prior to the Closing Date, with respect to the Company, issued by the Secretary of State of the state of incorporation of the Company;

(h) evidence in form and substance reasonably acceptable to Buyer of the release in full of all Liens on any of the Shares (other than Permitted Encumbrances); and

(i) a complete and validly executed IRS Form W-9 (including all applicable attachments) and any successor forms, as applicable, from each Former Holder.

2.5.2. At the Closing, Buyer will make, or will cause to be made, the following payments as set forth herein (provided that any Taxes shall be paid at the times and in the manner required by Law):

(a) to the Escrow Account, the Escrow Amount;

(b) to each Stockholder by wire transfer of immediately available funds to accounts designated in writing by such Stockholder, an amount equal to the Closing Stockholder Payment set forth opposite such Stockholder’s name in the Payment Allocation Schedule;

(c) to the Company (or to such payroll provider as the Company may designate) by wire transfer of immediately available funds, an amount in cash equal to the aggregate amount of the Closing Optionholder Payments set forth opposite each Optionholder’s name in the Payment Allocation Schedule, for further distribution to the Optionholders in accordance with the Closing Optionholder Payment amounts set forth in the Payment Allocation Schedule; and

(d) to the Former Holders’ Representative Expense Account, the Former Holders’ Representative Expense Amount.

2.5.3. At the Closing, Buyer will deliver, or cause to be delivered, to the Company the Restrictive Covenant Agreements, duly executed by Buyer.

2.6. Payment Allocation Schedule. Prior to the date hereof, the Company has prepared and delivered to Buyer a payment allocation schedule, attached hereto as Exhibit C and prepared in accordance with the Company’s Organizational Documents and any other Contracts or instruments governing the economic rights of the Shares and Options, accurately setting forth all of the following information as of immediately prior to the Closing (such schedule, the “Payment Allocation Schedule”): (i) the name and address (as set forth in the Company’s records) of each Stockholder and Optionholder, (ii) the number of shares of Company Common Stock and Options held by each Stockholder and Optionholder, as applicable, (iii) for each Optionholder, the number of shares of Company Common Stock underlying the In-the-Money Options held by such Optionholder, and the exercise price and expiration date thereof, (iv) with respect to each share of Company Common Stock, the amount of the Per Common Stock Closing Consideration, (v) the Closing Stockholder Payment payable at the Closing to each Stockholder, (vi) with respect to each In-the-Money Option, the Per Option Closing Consideration, (vii) the Closing Optionholder Payment payable at the Closing to each Optionholder, and (viii) with respect to each Former Holder, such Former Holder’s Pro Rata Portion.

2.7. Escrow. On the Closing Date, Buyer shall deliver, or cause to be delivered, to the Escrow Agent, as a contribution to the Escrow Account, cash in an amount equal to $1,050,000.00 (the “Escrow Amount”) for the purpose of securing the obligations of the Former Holders under Section 2.8 and Article 7. The Escrow Account shall be held by the Escrow Agent in accordance with the terms of this Agreement and the terms of the Escrow Agreement. The Escrow Account shall be held as a trust fund and shall not be subject to any Lien, attachment, trustee process or any other judicial process of any creditor of any Person, and shall be held and disbursed solely for the purposes and in accordance with the terms of the Escrow Agreement. The Escrow Amount shall be held in a non-interest bearing account. To the extent not paid to Buyer pursuant to Section 2.8.4 or Section 7.6, the Escrow Amount (including, if applicable, any interest accrued thereon) shall ultimately be distributable to the Former Holders in accordance with this Agreement and the Escrow Agreement.

2.8. Post-Closing Adjustment.

2.8.1. Within ninety (90) days following the Closing, Buyer shall prepare and deliver, or cause to be prepared and delivered, to the Former Holders’ Representative a written statement (the “Closing Statement”) setting forth in reasonable detail its calculation of (i) the Closing Date Net Working Capital, (ii) the Closing Date Indebtedness, (iii) the Closing Date Transaction Expenses, (iv) the Closing Date Cash and (v) based on the foregoing, the Final Closing Consideration (as defined below), together with reasonable supporting detail and information. The Closing Statement shall be prepared in accordance with the financial definitions set forth herein (and if not addressed herein, in accordance with the Accounting Principles. During the thirty (30) day period commencing upon the delivery of the Closing Statement to the Former Holders’ Representative, Buyer shall provide the Former Holders’ Representative and its Representatives reasonable access, during regular business hours and on reasonable advance notice, in such a manner as to not interfere with the normal operation of Buyer and the Company to the work papers (subject to the execution of customary work paper access letters, if requested) and other books and records reasonably requested by the Former Holders’ Representative that are pertinent to its review of, and solely for the purpose of assisting the Former Holders’ Representative in its review of, the Closing Statement and the calculations contained therein). The Preliminary Consideration, as recalculated pursuant to this Section 2.8, shall be the “Final Closing Consideration”.

2.8.2. If the Former Holders’ Representative disagrees with the calculations in the Closing Statement, the Former Holders’ Representative shall notify Buyer of such disagreement in writing (the “Dispute Notice”) within forty-five (45) days after its receipt of the Closing Statement. The Dispute Notice must set forth in reasonable detail (i) any item on the Closing Statement which the Former Holders’ Representative believes has not been prepared in accordance with this Agreement and the Former Holders’ Representative’s determination of the amount of such item and (ii) the Former Holders’ Representative’s alternative calculation of the Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Transaction Expenses and/or Closing Date Cash, as the case may be. Any item or amount that the Former Holders’ Representative does not dispute in the Dispute Notice (if any) shall be final, binding and conclusive for all purposes hereunder upon delivery to Buyer thereof. In the event any such Dispute Notice is timely provided, Buyer and the Former Holders’ Representative shall use commercially reasonable efforts for a period of fifteen (15) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculations included in the Closing Statement that were disputed in the Dispute Notice. If, at the end of such period, the Former Holders’ Representative and Buyer remain unable to resolve the dispute in its entirety, then the unresolved items and amounts thereof in dispute shall be submitted to RSM US LLP, or if RSM US LLP is unable or unwilling to serve, to a nationally or regionally recognized independent accounting firm, mutually agreeable to Buyer and the Former Holders’ Representative, which shall not be the independent accountants of Buyer or the Company (RSM US LLP or any such other mutually agreeable independent accounting firm, the “Dispute Auditor”). The Dispute Auditor shall determine, based solely on the provisions of this Section 2.8.2 and the written presentations by the Former Holders’ Representative and Buyer, and not by independent review, only those items and amounts that remain then in dispute as set forth in the Dispute Notice. The Dispute Auditor’s determination of the Closing Date Net Working Capital, Closing Date Indebtedness, Closing Date Transaction Expenses and/or Closing Date Cash, as applicable, shall be made within thirty (30) days after the dispute is submitted for its determination and shall be set forth in a written statement delivered to the Former Holders’ Representative and Buyer. In no event shall the decision of the Dispute Auditor assign a value to any item greater than the greatest value for such item claimed by either Buyer or the Former Holders’ Representative in the Closing Statement or Estimated Closing Statement (as applicable) or lesser than the smallest value for such item claimed by either Buyer or the Former Holders’ Representative in the Closing Statement or Estimated Closing Statement (as applicable). The Dispute Auditor shall have exclusive jurisdiction over, and resorting to the Dispute Auditor as provided in this Section 2.8.2 shall be the only recourse and remedy of the parties against one another with respect to, those items and amounts that remain in dispute under this Section 2.8.2, and Buyer and the Former Holders’ Representative shall not be entitled to seek indemnification or recovery of any attorneys’ fees or other professional fees incurred by Buyer or the Former Holders’ Representative in connection with any dispute governed by this Section 2.8.2. Any determinations made by the Dispute Auditor pursuant to this Section 2.8.2 shall be final, non-appealable and binding on the parties hereto, absent manifest error or Fraud. The Dispute Auditor shall allocate its fees and expenses between Buyer and the Former Holders’ Representative (on behalf of the Former Holders, which may be paid by the Former Holders’ Representative out of the Former Holders’ Representative Expense Amount) according to the degree to which the positions of the respective parties are not accepted by the Dispute Auditor. For example, if the Former Holders’ Representative submits a Dispute Notice for $1,000, and if Buyer contests only $500 of the amount claimed by the Former Holders’ Representative, and if the Dispute Auditor ultimately resolves the dispute by awarding the Former Holders $300 of the $500 contested, then the costs and expenses of the Dispute Auditor will be allocated 60% (i.e., 300/500) to Buyer and 40% (i.e., 200/500) to the Former Holders’ Representative.

2.8.3. If the Final Closing Consideration as finally determined pursuant to Section 2.8.2 is greater than the Preliminary Consideration as determined pursuant to Section 2.3.3, then within five (5) Business Days after the final determination of such amount (the “Former Holder Excess Adjustment Amount”), Buyer shall pay, or shall cause to be paid, to the Former Holders in accordance with the terms of this Agreement and their respective Pro Rata Portion, an amount in cash equal in the aggregate to the Former Holder Excess Adjustment Amount by wire transfer of immediately available funds in accordance with wire instructions specified by each Former Holder in writing.

2.8.4. If the Final Closing Consideration as finally determined pursuant to Section 2.8.2 is less than the Preliminary Consideration as determined pursuant to Section 2.3.3, then within five (5) Business Days after the final determination of such amount (the “Buyer Shortfall Adjustment Amount”), Buyer and the Former Holders’ Representative shall deliver joint written instructions to the Escrow Agent instructing it to disburse from the Escrow Amount to Buyer an amount in cash equal to the Buyer Shortfall Adjustment Amount. For the avoidance of doubt, in no event shall the aggregate amount paid to the Buyer pursuant to this Section 2.8.4 as a result of a Buyer Shortfall Adjustment Amount exceed the portion of the Escrow Amount that remains available for distribution.

2.8.5. If the Final Closing Consideration as finally determined pursuant to Section 2.8.2 is equal to the Preliminary Consideration as determined pursuant to Section 2.3.3, then no distribution shall be made to either Buyer or the Former Holders.

2.8.6. Any post-Closing payments made under this Section 2.8 shall be treated by the parties hereto as adjustments to the purchase price paid for the Shares for all applicable Tax purposes to the extent permitted by applicable Law.

2.8.7. All payments to be made by Buyer or by the Former Holders pursuant to this Section 2.8 shall be made by wire transfer of immediately available funds to an account or accounts designated by the receiving party to the paying party in advance of such payment.

2.9. Withholding. The Buyer, the Company, and any of their respective Affiliates will be entitled to deduct and withhold or pay, from any amounts payable pursuant to or as contemplated by this Agreement, any withholding Taxes or other amounts required under the Code or any applicable Legal Requirement to be deducted and withheld or paid. To the extent that any such amounts are so deducted or withheld or paid, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided, however, that prior to withholding in respect of any non-compensatory amounts payable hereunder (other than non-compensatory withholding for failure to deliver an IRS Form W-9), the applicable withholding agent shall use commercially reasonable efforts to (i) provide the applicable recipient with prior written notice of its intent to deduct and withhold (together with information setting forth the basis for such deduction or withholding), and (ii) afford such recipient a reasonable opportunity to reduce or eliminate such withholding. Notwithstanding anything to the contrary herein, any compensatory payments to current or former employees payable in connection with the Contemplated Transactions will be made through the payroll system of the Company, subject to applicable withholding.

3.	REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY.

Each of the Former Holders hereby represents and warrants to Buyer that, as of the date hereof each of the statements contained in this Article 3 is accurate, correct and complete, except as set forth in the disclosure schedules delivered to Buyer concurrently with the execution of this Agreement (each, a “Schedule” and, collectively, the “Disclosure Schedules”).

3.1. Organization.

3.1.1. Schedule 3.1 sets forth the Company’s name, jurisdiction of organization and a true and correct list of its directors and officers. The Company is (a) duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and (b) duly qualified to do business and in good standing in each jurisdiction where the nature of the properties owned, leased or operated by it and the business transacted by it require such qualification, except where the failure to be qualified would not be material to the Company.

3.1.2. The Company has delivered to the Buyer true, accurate and complete copies of its (x) Organizational Documents and (y) minute books which contain records of all meetings held of, and other corporate or other entity actions taken by, its stockholders (or equity holders), board of directors (or equivalent body) and any committees appointed by its board of directors (or equivalent body). Schedule 3.1 also sets forth a list of (a) any Person that has merged with or into the Company, (b) any Person a majority of whose Capital Stock has been acquired by the Company, (c) any Person all or substantially all of whose assets have been acquired by the Company and (d) any prior names of the Company or any Person described in the foregoing clauses (a) through (c) (each such Person, a “Predecessor”).

3.2. Power and Authorization.

3.2.1. The execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement to which it is a party and the consummation of the Contemplated Transactions are within the power and authority of the Company and have been duly authorized by all necessary action on the part of the Company.

3.2.2. The Company Board (or an authorized committee thereof) has taken all necessary and appropriate actions to effectuate the treatment described in Section 2.4.1(a) and Section 2.4.1(b) and the termination of the Equity Incentive Plan effective at Closing. The Company has provided copies of all written actions and materials effectuating the foregoing to Buyer.

3.3. Authorization of Governmental Authorities. Except as disclosed on Schedule 3.3, no consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, or notice to, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement to which it is a party or (b) consummation of the Contemplated Transactions by the Company.

3.4. Noncontravention. Except as disclosed on Schedule 3.4, neither the execution, delivery and performance by the Company or any Former Holder of this Agreement or any Ancillary Agreement to which it is a party nor the consummation of the Contemplated Transactions will: (a) assuming the taking of any action by (including any authorization, consent or approval), or in respect of, or any filing with, any Governmental Authority, in each case, as disclosed on Schedule 3.3, violate any Legal Requirement applicable to the Company; (b) result in the modification, acceleration, termination, breach or violation of, or default under, any Contract of the Company; (c) require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any Contract of the Company; (d) result in the creation or imposition of an Encumbrance (other than Permitted Encumbrances) upon, or the forfeiture of, any Asset; or (e) result in a breach or violation of, or default under, the Organizational Documents of the Company.

3.5. Capitalization of the Company.

3.5.1. The authorized Capital Stock of the Company consists of 4,000,000 shares of Common Stock, par value $0.0001 per share (“Company Common Stock”), of which 182,380 shares are issued and outstanding.

3.5.2. All of the outstanding shares of Capital Stock of the Company has been duly authorized, validly and issued, and are fully paid and non-assessable. The Company has not violated the 1933 Act, any state “blue sky” or securities laws, any other similar Legal Requirement or any preemptive or other similar rights, or any claims thereof, of any Person in connection with the issuance or redemption of any of its equity interests. The Company does not hold any shares of its Capital Stock in its treasury. All of the outstanding equity interests of the Company are legally and beneficially owned free from all Encumbrances (other than Permitted Encumbrances) by the Persons and in the respective amounts set forth on Schedule 3.5.2.

3.5.3. A timely and valid election was made under Code Section 83(b) with respect to each outstanding share of Common Stock that is or was subject to a substantial risk of forfeiture within the meaning of Code Section 83.

3.5.4. The Company does not, and has never had, a Subsidiary.

3.5.5. Schedule 3.5.5 sets forth a complete and correct list of each outstanding Option as of the date hereof, including the number of Common Stock issuable upon exercise, the exercise price, the name of the holder thereof, and with respect to each award of Options, the grant date, the vesting schedule, and the expiration date. Except as set forth on Schedule 3.5.2 and Schedule 3.5.5, there are no outstanding options, warrants, convertible or exchangeable securities, “phantom” limited liability company membership interests, limited liability company membership interest appreciation rights, limited liability company membership interest-based performance units, other equity based compensation awards, rights to subscribe to, rights in respect of exchange or conversion for, redemption or purchase rights, calls or commitments, in each case, made by the Company relating to the issuance, purchase, sale or repurchase of any share capital of the Company, any shares of capital stock, limited liability company interests or other equity interests issued by the Company containing any equity features, or contracts, commitments, understandings or arrangements, by which the Company is bound to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares or other equity interests, or options, warrants, rights to subscribe to, purchase rights, conversion or exchange rights, calls or commitments made by the Company relating to any limited liability company membership interests or other equity interests of the Company.

3.5.6. Each Option (i) was granted in compliance with all applicable Legal Requirements and the terms and conditions of the applicable equity plan and agreement under which it was granted, (ii) has a per share exercise price equal to or greater than the fair market value of a share Common Stock on the date of grant as determined in accordance with Code Section 409A, and (iii) is and has at all times been exempt from the requirements of Code Section 409A.

3.5.7. (a) There are no preemptive rights or other similar rights in respect of any equity interests in the Company, (b) except as imposed by applicable securities laws or in the Organizational Documents of the Company, there are no Encumbrances on, or other Contracts relating to, the ownership, transfer or voting of any equity interests in the Company, or otherwise affecting the rights of any holder of the equity interests in the Company, (c) except for the Contemplated Transactions, there is no Contract, or provision in the Organizational Documents of the Company, which obligates it to purchase, redeem or otherwise acquire, or make any payment in cash, kind or otherwise (including any dividend or distribution) in respect of, any equity or equity-based interests in the Company and (d) there are no existing rights with respect to registration under the 1933 Act of any equity interests in the Company. The Company does not directly or indirectly own or control, and has never directly or indirectly owned, any Capital Stock in any Person which is not a Subsidiary of the Company.

3.5.8. The Payment Allocation Schedule is true, correct and complete and allocates the Preliminary Consideration in accordance with this Agreement, the Company’s Organizational Documents and any other Contracts or instruments governing the economic rights of the Former Holders.

3.5.9. The Company has not, at any time: (a) repaid or redeemed or agreed to repay or redeem any shares of any class of its share capital or otherwise reduced or agreed to reduce any class of its issued share capital or purchased any of its own shares or carried out any transaction having the effect of a reduction of capital; or (b) made, or resolved or agreed to make, any issue of shares or other securities by way of capitalization of profits or reserves.

3.6. Financial Matters.

3.6.1. Financial Statements. Attached to Schedule 3.6.1 are copies of each of the following:

(a) the unaudited consolidated balance sheet of the Company as of December 31, 2024 (respectively, the “Most Recent Balance Sheet,” and the “Most Recent Balance Sheet Date”), December 31, 2023 and December 31, 2022 and the related consolidated statements of income and cash flow of the Company for the fiscal years then ended, in each case as reviewed and prepared by Matthew Olsen, CPA, accompanied by any notes thereto and the report of Matthew Olsen, CPA (collectively, the “Reviewed Financials”);

(b) the unaudited consolidated balance sheet of the Company as of July 31, 2025 and the related unaudited consolidated statements of income and cash flow of the Company for the five-month period then ended (the “Interim Financials” and, together with the Reviewed Financials, collectively the “Financials”).

3.6.2. Compliance with Accounting Principles, etc. Except as disclosed on Schedule 3.6.2, the Financials (including any notes thereto) (a) are accurate and complete and were prepared in accordance with the books and records of the Company (which books and records were and are accurate and complete and reflect actual, bona fide transactions), (b) have been prepared in accordance with the Accounting Principles, consistently applied (subject, in the case of the Interim Financials, to normal year-end audit adjustments, the effect of which will not, individually or in the aggregate, be materially adverse and the absence of notes that, if presented, would not, individually or in the aggregate, be materially adverse) and (c) fairly present the consolidated financial position of the Company as at the respective dates thereof and the consolidated results of the operations of the Company and changes in financial position for the respective periods covered thereby.

3.6.3. Books and Records. The books and records of the Company from which the Financials have been prepared are complete and correct in all material respects and are maintained in all material respects in accordance with the Accounting Principles and any other applicable accounting requirements. The Company maintains a system of internal accounting controls appropriate for its size and the industry in which the Company operates. There (a) are no significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report its financial information or (b) is not any Fraud that involves management or other employees of the Company who have a significant role in the Company’s internal controls over financial reporting.

3.7. Absence of Undisclosed Liabilities. The Company does not have any Liabilities except for (a) Liabilities set forth on the face of the Interim Financials, (b) Liabilities that are not, individually or in the aggregate, greater than $10,000 and have arisen in the ordinary course of business after the Balance Sheet Date, and (c) Liabilities set forth on Schedule 3.7.

3.8. Absence of Certain Developments. Since the Most Recent Balance Sheet Date, the Business has been conducted in the ordinary course consistent with past practice and, except for the matters disclosed on Schedule 3.8, the Company has not:

3.8.1. declared, set aside or paid any dividend or other distribution with respect to the Company’s Capital Stock or redeemed, purchased or otherwise acquired any of its Capital Stock;

3.8.2. (i) created, incurred or assumed any Debt for borrowed money; (ii) mortgaged, pledged or otherwise encumbered or incurred any Encumbrance on any of its properties or assets (other than Permitted Encumbrances); (iii) created or assumed any other Debt; (iv) guaranteed any Debt of another Person or entered into any “keep well” or other agreement to maintain any financial condition of another Person; or (v) made any loans, advances or capital contributions to, or investments in, any other Person;

3.8.3. (i) issued, sold or otherwise disposed of any equity interests of any class or granted any warrants, options or rights to subscribe for equity interests or any class of securities convertible into or exchangeable for, or which otherwise confer on the holder any right to acquire, any equity interests of any class, or redeem, repurchase or otherwise acquire any such securities; or (ii) split, combined or reclassified any of its equity interests;

3.8.4. amended the Organizational Documents of the Company or merged or consolidated with or into any other corporation or other Person;

3.8.5. sold, leased, licensed, assigned, transferred, abandoned, allowed to lapse, or otherwise dispose of (whether by merger, stock or asset sale or otherwise) any of the Company’s Assets, rights, securities, properties, interests or businesses, or any Company Intellectual Property Rights;

3.8.6. (i) terminated, waived, abandoned, canceled or otherwise disposed of, or taken any action or failed to take any action that would reasonably be expected to result in any loss, lapse, abandonment, cancellation, invalidity or unenforceability of, any item of Company Intellectual Property Rights that are owned or purported to be owned by the Company or for which the Company has the right to prosecute or maintain, in whole or in part; (ii) failed to prosecute, maintain or renew any Company Intellectual Property Right that are owned or purported to be owned by the Company or for which the Company has the right to prosecute or maintain or (iii) disclosed any Confidential Information of the Company to a third party except pursuant to a written agreement containing reasonable and customary confidentiality and non-use terms;

3.8.7. entered into any agreement with any Person that would restrict Buyer or any of its Affiliates from developing, manufacturing, commercializing or otherwise exploiting any Company Technology or Product Candidate immediately following the Closing to the same extent as just prior to the Closing;

3.8.8. entered into any new line of business or acquired any business organization or division thereof;

3.8.9. acquired or invested in, or agreed to acquire or to invest in, any assets or businesses, whether by merger, consolidation or other business combinations or asset or stock purchases;

3.8.10. made any change in the Company’s accounting methods or practices, except as required by Legal Requirement or changes in GAAP;

3.8.11. delayed or postponed the payment of accounts and notes payable and other Liabilities;

3.8.12. hired, engaged or terminated the employment or engagement of any employee, officer, director, independent contractor or other individual service provider;

3.8.13. (i) increased or decreased the compensation or benefits of any employee, officer, director, independent contractor or other individual service provider of the Company, (ii) granted any severance or termination pay to any employee, officer, director, independent contractor or other individual service provider of the Company, (iii) loaned or advanced any money or other property to, or entered into any other transaction with, any employee, officer, director, independent contractor or other individual service provider of the Company or any other Affiliate of the Company or a Former Holder or (iv) established any Employee Plan or any plan, agreement, program, policy, trust, fund or other arrangement;

3.8.14. failed to maintain, renew or obtain all material Permits required for its business;

3.8.15. settled any pending or threatened litigation;

3.8.16. formed any Subsidiary that is not wholly-owned or entered into any joint venture, partnership or similar arrangement for the conduct of business; or

3.8.17. authorized, or agreed or commit to do, any of the foregoing actions.

3.9. Debt. The Company does not have any Liabilities in respect of Debt for borrowed money.

3.10. Ownership of Assets; Sufficiency. The Company has sole and exclusive, good and marketable title to, or, in the case of property held under a lease or other Contract, a sole and exclusive, enforceable leasehold interest in, or right to use, all of the material tangible personal property used in the Business. The Assets comprise all of the assets, properties and rights of every type and description used in the Business or necessary to research, develop and manufacture in a laboratory for development Product Candidate [***] for hair care, scalp care, nails and/or lashes applications and research, develop and manufacture in a laboratory for development all other Product Candidates listed on Schedule 1 hereto and are adequate and sufficient to conduct the Business as currently conducted in all material respects. The Assets include the rights necessary to manufacture Product Candidate [***] for hair care, scalp care, nails and/or lashes applications. All material items of machinery, equipment and other tangible assets of the Company are, in all material respects, adequate and fit to be used for the purposes for which they are currently used in the manner they are currently used, are in good operational working order, operating condition and state of repair (ordinary wear and tear excepted), and have been installed, serviced and maintained in accordance with industry standards and in a manner that would not void or limit the coverage of any warranty thereon, except as would not reasonably be expected to be material to the Company. Except as disclosed on Schedule 3.10, none of the real or personal property of the Company is subject to any Encumbrance other than Permitted Encumbrances. Notwithstanding the foregoing, this Section 3.10 shall not be deemed a representation or warranty regarding non-infringement, validity or enforceability of Intellectual Property Rights, which are addressed in Section 3.12.

3.11. Real Property.

3.11.1. The Company does not own any real property. Schedule 3.11 sets forth a true, correct and complete list, including addresses, of each leasehold interest in real property leased, subleased, or licensed to or by, or for which a right to use or occupy has been granted to or by, the Company (the “Leased Real Property” or the “Real Property”). Schedule 3.11 also identifies, with respect to each Leased Real Property, each lease, sublease, license or other Contract (including all amendments and modifications thereto) under which such Leased Real Property is occupied or used, including the date of and legal name of each of the parties to such lease, sublease, license or other Contract (each a “Real Property Lease”, and collectively, the “Real Property Leases”). The Real Property comprises all of the real property used in the operation of the Business.

3.11.2. Except as set forth in Schedule 3.11, to the Company’s Knowledge, there are no written or oral subleases, licenses, concessions, occupancy agreements or other Contracts granting to any Person (other than the Company) the right of use or occupancy of the Real Property and to the Company’s Knowledge there is no Person (other than the Company) in possession of any portion of the Real Property.

3.11.3. The Company has a valid leasehold interest in and to each of the Leased Real Properties, free and clear of all Encumbrances other than Permitted Encumbrances. The Company has delivered to the Buyer accurate and complete copies of the Real Property Leases, in each case as amended or otherwise modified and in effect, together with extension notices and other material correspondence, lease summaries, notices or memoranda of lease, estoppel certificates and subordination, non-disturbance and attornment Contracts related thereto. With respect to each Real Property Lease that is a sublease, to the Company’s Knowledge, the representations and warranties in this Section 3.11.3 are correct with respect to the underlying lease.

3.11.4. The current use of the Real Property is, in all material respects, in accordance with the certificates of occupancy relating thereto and the terms of any Permits relating thereto. The Real Property and its current use, occupancy and operation by the Company and the Facilities located thereon do not (a) constitute a nonconforming use or structure under, and are not in material breach or violation of, or material default under, any applicable building, zoning, subdivision or other land use or similar Legal Requirements, or (b) otherwise violate or conflict with any covenants, conditions, restrictions or other Contracts, including the requirements of any applicable Encumbrances thereto.

3.11.5. To the Company’s Knowledge, there is no pending or threatened appropriation, condemnation or similar Action affecting the Real Property. There has been no material destruction, damage or casualty with respect to the Real Property.

3.11.6. To the Company’s Knowledge, none of the Facilities currently existing on the Real Property encroaches upon any real property of, or easement held by, any other Person. To the Company’s Knowledge, no facility of any other Person encroaches on the Real Property.

3.12. Intellectual Property.

3.12.1. Company IP. Except as disclosed on Schedule 3.12.1, the Company solely owns, licenses pursuant to an Inbound IP Contract, or otherwise has the valid and enforceable right to use all Company Intellectual Property Rights and all Company Technology, free and clear of any Encumbrances other than Permitted Encumbrances (provided that the foregoing will not be deemed a representation regarding non-infringement, which is addressed in Section 3.12.2). Except as disclosed on Schedule 3.12.1, the Company solely owns all Company Intellectual Property Rights and Company Technology in each case owned or purported to be owned by the Company, free and clear of any Encumbrances other than Permitted Encumbrances. The Company will continue to own, license or have the right to use such Company Intellectual Property Rights and Company Technology immediately following the Closing to the same extent as of immediately prior to the Closing. The Company Intellectual Property Rights and Company Technology constitute all Intellectual Property Rights and Technology, respectively, used in the Business or necessary to research, develop, manufacture in a laboratory for development and commercialize Product Candidate [***] for hair care, scalp care, nails and/or lashes applications and research, develop and manufacture in a laboratory for development all other Product Candidates listed on Schedule 1 hereto (provided that the foregoing will not be deemed a representation regarding non-infringement, which is addressed in Section 3.12.2). To the Company’s Knowledge, none of the Company Technology or Company Intellectual Property Rights in each case owned or purported to be owned by the Company is in the possession, custody, or control of any third Person, except as disclosed on Schedule 3.12.1.

3.12.2. Infringement. Except as disclosed on Schedule 3.12.2, neither the Company nor any Predecessor (a) to the Company’s Knowledge, has infringed upon, misappropriated, or violated any Intellectual Property Rights of any Person, (b) has received any charge, complaint, claim, demand, or notice in writing alleging interference, infringement, dilution, misappropriation, or violation of the Intellectual Property Rights of any Person (including any written invitation to license or request or demand to refrain from using any Intellectual Property Rights of any Person), or (c) is subject to a written demand to defend or indemnify any Person for or against any interference, infringement, dilution, misappropriation or violation with respect to any Intellectual Property Rights. To the Company’s Knowledge, the conduct of the Business as currently conducted, and the use, sale, offer for sale, making and importing of the Product Candidates listed on Schedule 1 for hair care, scalp care, nails and/or lashes applications hereto do not infringe upon, misappropriate, or violate the Intellectual Property Rights of any Person. In addition, to the Knowledge of the Company, no Person has interfered with, infringed upon, diluted, misappropriated, or violated any Company Intellectual Property Rights that are owned or purported to be owned by the Company or exclusively licensed to the Company. There is and has been no pending Action, or Action threatened in writing, by or against the Company relating to the interference, infringement, dilution, misappropriation or violation of any Intellectual Property Rights or challenging the enforceability, validity or scope of any Intellectual Property Rights, other than comments by government examiners in the course of patent prosecution in the ordinary course of business. The Company has provided to the Buyer true and complete copies of all unpublished patent applications within the Company Registrations owned or purported to be owned by the Company.

3.12.3. Scheduled IP. Schedule 3.12.3 identifies all registrations and applications for any Intellectual Property Right, including Patent Rights, trademarks, copyrights, domain names, social media accounts and handles, and design rights, in each case, owned or purported to be owned by or exclusively licensed to the Company (collectively, the “Company Registrations”). Schedule 3.12.3 also identifies each trade name, each unregistered trademark, service mark, and trade dress owned or purported to be owned by or exclusively licensed to the Company that, in each case, is material to the Business. The Company Registrations are subsisting, and to the Company’s Knowledge, the Company Registrations: (a) are valid and enforceable if already issued on the date of this Agreement and (b) will be valid and enforceable upon issuance if issued after the date of this Agreement (provided that the foregoing (a) and (b) in respect of enforceability will not be deemed as applying to domain names or social media accounts or handles). All necessary payments for filing, examination, registration, maintenance and renewal fees required to be made by a Governmental Authority in connection with the Company Registrations currently owned by or purported to be owned by or exclusively in-licensed to the Company, and that have not been abandoned prior to the date of this Agreement, have been made in a timely manner (e.g., by the deadline (if any) or the end of the applicable grace period or extension period), and all necessary documents, disclosures, recordations, affidavits, and certificates required to be filed by a Governmental Authority in connection with such Company Registrations (collectively, the “Documents”) have been timely filed (e.g., by the deadline (if any) or the end of the applicable grace period or extension period), with the relevant authorities in the United States or applicable non-U.S. jurisdictions, as the case may be, for the purposes of prosecuting, registering, or maintaining such Company Registrations. The Company has complied with the duty of candor and disclosure required in connection with all Company Registrations.

3.12.4. IP Contracts. Schedule 3.12.4 identifies each Contract (a) under which the Company uses or licenses any Intellectual Property Right or Technology that any Person other than the Company owns (each, an “Inbound IP Contract”) other than Off-the-Shelf Software and (b) under which the Company has granted any Person any right or interest in Company Intellectual Property Rights including any right to use any item of Company Technology (each, an “Outbound IP Contract” and together with any Inbound IP Contracts, an “IP Contract”). For the purposes of the foregoing, “Off-the-Shelf Software” means software, other than open source software, obtained from a third party (i) on general commercial terms and that continues to be widely available on such commercial terms, (ii) that is not distributed with or incorporated in any product or services of the Company, (iii) that is used for business infrastructure or other internal purposes and (iv) that has been licensed for fixed payments of less than $25,000 in the aggregate or annual payments of less than $25,000 per year.

3.12.5. Confidentiality and Invention Assignments. The Company has maintained reasonable practices to protect the confidentiality of any Know-How, Confidential Information or trade secrets disclosed to, owned by or possessed by the Company and has required any employee or third party with access to such Know-How, Confidential Information or trade secrets (which access has been limited to those with a legitimate need to know) to execute an enforceable Contract requiring such employee or third party to maintain the confidentiality thereof and use it only for the benefit of the Company and for other purposes authorized in writing by the Company. To the Company’s Knowledge, no such employee or third party is in breach of or has breached such a Contract or has disclosed the Company’s Know-How, Confidential Information or trade secrets in violation of such a Contract or otherwise in a manner that would not protect the confidentiality of such Know-How, Confidential Information or trade secrets. Copies of such Contracts have been made available to the Buyer. The Company is not in breach of and has not breached any obligations or undertakings of confidentiality which it owes or has owed to any third party. All current and former employees and contractors who have developed for the Company, in connection with work performed for the Company, material Intellectual Property Rights or Technology, in each case relating to the Business, have executed enforceable Contracts that irrevocably assign to the Company all of such Person’s respective rights in and to such Intellectual Property Rights and Technology. Each inventor named on the Patent Rights listed or required to be listed in Schedule 3.12.3 that are owned or purported to be owned by the Company has executed an agreement assigning his, her or its entire right, title and interest in and to such Patent Right, and the inventions embodied and claimed therein, to the Company. No such inventor has any contractual or other obligation that would preclude any such assignment or otherwise conflict with the obligations of such inventor to the Company under such agreement with the Company.

3.12.6. Privacy and Data Security. The Company’s Processing of any Sensitive Data has been in material compliance with all applicable privacy policies, terms of use, Legal Requirements, and Contracts applicable to the Company or to or by which the Company is bound. To the Company’s Knowledge, there has been no (a) Security Breaches, (b) unauthorized access or unauthorized use of any of the Company Technology, (c) any unauthorized access or acquisition of any Personal Data or confidential business information used by the Company or maintained by a third party service provider on behalf of the Company, or (d) unauthorized or unlawful Processing, sale or rental of Personal Data; and no Person has given notice to the Company of any such breach or violation. The Company has not notified in writing, or been required by applicable Legal Requirements, Governmental Authorities or other Privacy Obligation to notify in writing, any Person of any Security Breach. The Company has implemented and maintained an information security program that is comprised of reasonable and appropriate organizational, physical, administrative, and technical safeguards designed to protect the security, confidentiality, integrity and availability of the Company Technology and all Sensitive Data the Company Processes that are consistent with all Legal Requirements and Contracts applicable to the Company.

3.12.7. Technology. The Company (i) lawfully owns, leases or licenses all Company Technology and such Company Technology is reasonably sufficient for the immediate needs of the Company, including as to capacity, scalability, and ability to process current and anticipated peak volumes in a timely manner, and (ii) will continue to have such rights immediately after the Closing. To the Company’s Knowledge, the Company Technology does not contain any viruses, bugs, vulnerabilities, faults or other disabling code that could (i) significantly disrupt or adversely affect the functionality or integrity of any Company Technology, or (ii) enable or assist any Person to access without authorization any Company Technology or to maliciously disable, maliciously encrypt, or erase any Software, hardware, or data. In the past two (2) years, there has been no failure or other substandard performance of or any security incident involving any Company Technology that has caused a material disruption in the operations of the Business. The Company maintains commercially reasonable backup and data recovery, disaster recovery, and business continuity plans, procedures, and facilities and test such plans and procedures on a regular basis, and such plans and procedures have been proven effective in all material respects upon such testing. To the Company’s Knowledge, the Company Technology does not and has not contained any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” malware or other Software routines or components designed to permit unauthorized access to, maliciously disable, maliciously encrypt or erase Software, hardware, or data. The Company is not in breach of any of its Contracts relating to the Company Technology. The Company has not been subjected to an audit of any kind in connection with any Contract pursuant to which it uses any third-party Technology, nor received any notice of intent to conduct any such audit.

3.12.8. Government Funds. No funds, or use of facilities or resources of any Governmental Authority or university, college, research institute or other educational institution, were used in the development of any of the Company Intellectual Property Rights owned or purported to be owned by the Company or, to the Company’s Knowledge, exclusively licensed to the Company, and none of the Company Intellectual Property Rights owned or purported to be owned by the Company, or, to the Company’s Knowledge, exclusively licensed to the Company was first produced in the performance of any Contract with a Governmental Authority or university, college, research institute or other educational institution. No Governmental Authority or university, college, research institute or other educational institution has been or is currently entitled to claim any rights (including license rights) in: (i) any “Technical Data” (as defined below) included in or related to any of such Company Intellectual Property Rights other than “Limited Rights” (as defined below), (ii) any “Computer Software” (as defined below) included in such Company Intellectual Property Rights other than “Restricted Rights” (as defined below), (iii) any patents or patentable invention included in such Company Intellectual Property Rights or (iv) any copyright included in such Company Intellectual Property Rights. The Company has not provided any Governmental Authority or university, college, research institute or other educational institution with any Technical Data, Computer Software or Software in the performance of any Contract with a Governmental Authority or university, college, research institute or other educational institution. The terms “Technical Data”, “Restricted Rights”, “Computer Software”, “Limited Rights” and “Restricted Rights” have the meanings set forth in 48 C.F.R. Section 52.227-7013 and 48 C.F.R. Section 252.227-7014, as applicable.

3.13. Legal Compliance; Illegal Payments; Permits.

3.13.1. The Company is not in breach or violation of, or default under, and has not at any time since the date that is three (3) years prior to the date hereof, been in breach or violation of, or default under: (a) its Organizational Documents nor, to the Company’s Knowledge, is there a basis which could constitute such a breach, violation or default; or (b) any applicable Legal Requirement nor, to Company’s Knowledge, is there a reasonable basis which could constitute such a breach, violation or default, except for breaches, violations or defaults that have not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company or disclosed on Schedule 3.13.1. Since the date that is three (3) years prior to the date hereof, no written notices have been received by, and to the Company’s Knowledge, no Actions have been asserted against, the Company alleging a violation of any applicable Legal Requirement, and the Company has not been subject to any material adverse inspection, finding, investigation, penalty assessment, audit or other compliance or enforcement action. In the conduct of the Business, neither the Company nor, to the Company’s Knowledge, any of its directors, managers, contractors, officers, employees or agents, has (i) directly or indirectly, given, or agreed to give, any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was, is or may be in a position to help or hinder the Company (or assist in connection with any actual or proposed transaction) or made, or agreed to make, any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local or foreign public office or (ii) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

3.13.2. The Company has not applied for or received, nor, to the Company’s Knowledge, is entitled to or the beneficiary of, any grant, subsidy or financial assistance from any Governmental Authority.

3.13.3. The Company has been duly granted and holds all Permits under all applicable Legal Requirements material to the conduct of the Business and the lawful occupancy, use and operation of the Real Property. Schedule 3.13.3 describes each such Permit described in the preceding sentence that is currently held by the Company. All such Permits are valid and in full force and effect. The Company is not in material breach or violation of, or default under, any such Permit, and, to the Company’s Knowledge, no basis exists which, with notice or lapse of time or both, would constitute any such material breach, violation nor default. All such Permits will continue to be valid and in full force and effect, on identical terms following the consummation of the Contemplated Transactions.

3.14. Regulatory Matters.

3.14.1. To the Company’s Knowledge, there have been no Governmental Authority allegations of or Governmental Authority investigations into research misconduct (i.e., falsification or fabrication of data or plagiarism) with respect to any testing, studies, trials or similar activities conducted or sponsored by the Company.

3.14.2. Neither the Company nor, to the Knowledge of the Company, any of the Company’s officers, directors or employees are a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order or similar agreement with or imposed by any Governmental Authority.

3.14.3. All material applications, reports, documents, submissions, and notices required to be filed, maintained, or furnished to any Governmental Authority by the Company have been so filed, maintained or furnished. All such applications, reports, documents, submissions, and notices were timely filed and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). The Company has furnished or made available to Buyer all material correspondence to or from the Company and any Governmental Authority that primarily or exclusively relates to any Product Candidate.

3.14.4. The development, testing, manufacture, processing, packaging, labeling, import, export, advertising, distribution and storage, as applicable, of the Product Candidates has been and is being conducted in material compliance with all applicable Legal Requirements.

3.14.5. There have been no recalls, investigator notices, internal or external safety reports, adverse testing results or other notices of action relating to a material safety concern or alleged lack of regulatory compliance of any of the Product Candidates and, to the Knowledge of the Company, there are no facts or circumstances that would be reasonably likely to result in such action or otherwise require the termination or suspension of the development and testing of any Product Candidate due to a material safety concern or alleged lack of regulatory compliance of any of the Product Candidates.

3.14.6. Neither the Company nor any of its Affiliates has, directly or indirectly (including through any third party subcontractor or sublicensee), sponsored or conducted any Clinical Trial. The Company has not marketed, advertised, sold, or commercialized any product regulated by the FDA or any comparable Governmental Authority.

3.14.7. Neither the Company nor any of their Affiliates has made an untrue statement of material fact or fraudulent statement to any Governmental Authority with respect to any Product Candidate, failed to disclose a material fact required to be disclosed to any Governmental Authority with respect to any Product Candidate. All material reports, statements, documents, registrations, filings or submissions required to be filed with any Governmental Authority by the Company or its Affiliates to the extent they relate to any Product Candidate were and are complete and accurate in all material respects, or were subsequently updated, changed, corrected or modified, not misleading or fraudulent and in compliance with applicable Legal Requirements when filed or as amended or supplemented, and no deficiencies have been asserted by any such Governmental Authority with respect to such reports and filings.

3.15. Tax Matters.

3.15.1. The Company has timely filed, or has caused to be timely filed on its behalf, all income and other material Tax Returns required to be filed by it in accordance with applicable Legal Requirements with respect to Taxes, taking into account any valid extensions of time to file Tax Returns. All such Tax Returns are and were true, correct and complete in all material respects. No Tax Return is currently the subject of any dispute with any Governmental Authority. All Taxes owed by the Company (whether or not shown as due on any Tax Return) have been timely paid in full and there is no Tax in respect of which the date for payment has been postponed by agreement with the relevant Governmental Authority or by virtue of any right under any Tax legislation. No Action has ever been asserted by an authority in a jurisdiction where the Company does not file Tax Returns that such Company is or may be subject to taxation by or be required to file Tax Returns in that jurisdiction, and, to the Company’s Knowledge, there is no basis for any such Action to be asserted. There are no Encumbrances with respect to Taxes upon any Asset other than liens for current Taxes not yet due and payable.

3.15.2. The Company has properly deducted, withheld and timely paid in full to the appropriate Governmental Authority all Taxes required to be deducted, withheld or paid in connection with amounts paid or owing or allocable to any employee, independent contractor, creditor, stockholder, equity holder, member or other Person, and the Company has complied with all reporting and recordkeeping requirements in all material respects.

3.15.3. The unpaid Taxes of the Company did not as of the Most Recent Balance Sheet Date exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto).

3.15.4. There is not currently, nor has there been, any Action concerning any Tax Liability of the Company pending or otherwise asserted in writing by a Governmental Authority. The Company has provided or made available to the Buyer true, correct and complete copies of all income and other material Tax Returns, examination reports, and statements of deficiencies filed, assessed against, or agreed to by the Company since January 14, 2020.

3.15.5. The Company has not waived any statute of limitations in respect of Taxes or Tax items. The Company has not agreed to, and is not a beneficiary of, any extension of time with respect to any Tax deficiency, any Tax that may be assessed or collected, or any adjustment to any Tax Return that may be made, other than automatic extensions of time to file income Tax Returns. The Company has not executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force. No closing agreements, private letter rulings, technical advice memoranda or similar Contracts or rulings relating to Taxes have been entered into or issued by any Governmental Authority with or in respect of the Company.

3.15.6. All material records which the Company is required to keep for Tax purposes or which are necessary to calculate the Company’s liability to Tax (including on any future disposal of its assets) have been duly kept and are in the possession of the Company.

3.15.7. The Company has not made any payments, or has been or is a party to any Contract, arrangement or plan that could result in it making payments, that have resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G or in the imposition of an excise Tax under Code Section 4999 (or any corresponding provisions of state, local or foreign Tax law) or that were not or would not be deductible under Code Sections 162 or 404 or that were or will be required to be included in gross income under Code Section 409A(a)(1)(A).

3.15.8. In the two (2) years ending on the date hereof, the Company has not been a “distributing corporation” or a “controlled corporation” within the meaning of Code Section 355(a)(1)(A).

3.15.9. The Company is not, and has not been, a United States real property holding corporation within the meaning of Code Section 897(c)(2).

3.15.10. The Company has never had its tax affairs or payments dealt with on a consolidated or group basis, or been a member of an “affiliated group” within the meaning of Code Section 1504(a) filing a consolidated federal income Tax Return or any other affiliated, consolidated, combined or unitary group in any jurisdiction. The Company is not a party to any Contract relating to Tax sharing or Tax allocation, in each case other than a Contract entered into in the ordinary course of business the primary purpose of which is not related to Taxes. The Company does not have any Liability for the Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state or local law), as a transferee or successor, by Contract or otherwise.

3.15.11. The Company is not or has not been required to make any adjustment pursuant to Code Section 481(a) (or any predecessor provision) or any similar provision (including of state, local or non-United States Legal Requirements) by reason of any change in any accounting methods, or will be required to make such an adjustment as a result of the Contemplated Transactions or to include any item in taxable income post-Closing (or exclude any item of deduction or loss post-Closing) as a result of such section, any similar provision, or any change in or improper use of accounting methods for Tax purposes, and there is no application pending with any Governmental Authority requesting permission for any changes in any of its accounting methods for Tax purposes. No Governmental Authority has proposed any such adjustment or change in accounting method.

3.15.12. The Company will not be required to include any material item of income in, or exclude any material item of deduction or loss from taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (a) any “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-United States Legal Requirements) executed on or prior to the Closing, (b) any deferred intercompany gain or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision or administrative rule of federal, state, local or non-United States income Legal Requirements), (c) installment sale or open transaction disposition made on or prior to the Closing, (d) any prepaid amount received on or prior to the Closing Date, or (e) an election under Code Section 965(h) (or any similar election under state, local, or non-United States Legal Requirements).

3.15.13. The Company has not participated in and is not currently participating in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 or any “tax shelter” within the meaning of Code Section 6662.

3.15.14. The Company was classified as an S corporation for U.S. Federal (and applicable state and local) income Tax purposes from the date of its formation until May 30, 2022, and from and after May 31, 2022, the Company has been classified as a corporation for U.S. federal (and applicable state and local) income Tax purposes.

3.15.15. The Company has not claimed any benefits under the CARES Act.

3.15.16. The Company will not be obliged to pay or account for any income tax or social security contributions in consequence of the entry into this Agreement or the Closing or any vesting, transfer, exercise, redemption or other transaction in shares, securities or options in connection therewith.

3.15.17. Since the date of the Most Recent Balance Sheet, the Company has not made, changed or revoked any material Tax election, elected or changed any method of accounting for Tax purposes or Tax accounting period, amended any Tax Return, waived or extended any statute of limitations in respect of Taxes, surrendered any right to claim a refund of a material amount of Taxes, settled or compromised (or entered a closing agreement with respect to) any Action in respect of Taxes, entered into any Contract in respect of Taxes with any Governmental Authority, or taken any action outside of the ordinary course of business that could materially increase the Taxes of the Company for any period ending after the Closing Date.

3.15.18. Notwithstanding any other provision of this Agreement, nothing in this Section 3.15 shall be construed as providing a representation or warranty (i) with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including methods of accounting) of the Company after the Closing Date (other than Sections 3.15.10 - 3.15.12 and Section 3.15.14), or (ii) with respect to a taxable period (or portion thereof) beginning after the Closing Date.

3.16. Employee Benefit Plans.

3.16.1. Schedule 3.16.1 sets forth a true, complete and correct list of all Employee Plans that the Company sponsors, maintains, contributes to or is obligated to contribute to, or with respect to which the Company has any Liability (each a “Company Plan”). With respect to each Company Plan, the Company has delivered to the Buyer true, accurate and complete copies of each of the following, as applicable: (a) if the plan has been reduced to writing, the plan document together with all amendments thereto, (b) if the plan has not been reduced to writing, a written summary of all material plan terms, (c) copies of any trust agreements, custodial agreements, insurance policies, administrative agreements and similar Contracts, and investment management or investment advisory Contracts, (d) copies of any summary plan descriptions (including any summary of material modifications), employee handbooks or similar employee communications, (e) in the case of any plan that is intended to be qualified under Code Section 401(a), a copy of the most recent determination or opinion letter from the IRS and any related correspondence, (f) a copy of the most recently filed Forms 5500, including all schedules and attachments, and (g) all material non-routine correspondence (including any applications or submissions under any voluntary correction programs) with any Governmental Authority relating to such plan since January 14, 2020.

3.16.2. Except as set forth on Schedule 3.16.2, neither the Company nor any Person that is or would since January 14, 2020 have been a single employer with the Company under Code Section 414 maintains, contributes to, is required to contribute to, or has any Liability, or has at any time since January 14, 2020 maintained, contributed to or been required to contribute to, or has had any Liability with respect to, any (i) plan that is subject to Code Section 412 or Code Section 430 or Title IV of ERISA, including, without limitation, any “multiemployer plan” as defined Section 3(37) of ERISA, (ii) any “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA or (iii) any “multiple employer plan,” as described in Code Section 413(c).

3.16.3. Each Company Plan that is intended to be qualified under Code Section 401(a) is covered by a favorable IRS determination or opinion letter to the effect that the form of the plan is so tax qualified upon which it can rely, and, to the Company’s Knowledge, no fact or event has occurred since the date of such determination or opinion letter that could reasonably be expected to adversely affect such qualification or otherwise result in material Liability to the Company. Each Company Plan, including any associated trust or fund, has been established, maintained, operated, funded, and administered in all material respects in accordance with its terms and with applicable Legal Requirements.

3.16.4. All required contributions to, and premium payments on account of, each Company Plan have been made on a timely basis or, to the extent not yet due, have been properly accrued in accordance with the Accounting Principles.

3.16.5. There is no pending or, to the Company’s Knowledge, threatened Action relating to a Company Plan. No Company Plan is or, since January 14, 2020, has been the subject of an Action, examination or audit by a Governmental Authority, is the subject of an application or filing under, or is a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program. Specifically, but not in limitation of the forgoing, there is no Action (i) pending or threatened against or affecting the Company by the Stockholders or any Governmental Authority or (ii) pending or, threatened against or affecting the Stockholders or the Company with respect to the Stockholders, any Governmental Authority or any other Person. To the Company’s Knowledge, none of the Stockholders has any basis for any claim against the Company (or any fiduciary).

3.16.6. Except as required under Part 6 of Subtitle B of Title I of ERISA, at the sole expense of the applicable participant, no Company Plan provides for, and the Company has not or could have any Liability with respect to, benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

3.16.7. Each Company Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1) and applicable regulations) is and has at all times complied in all material respects in form and operation with the applicable requirements of Code Section 409A and the regulations and guidance promulgated thereunder.

3.16.8. Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will (either alone or in connection with any other event) (a) result in any payment (whether of compensation, termination or severance pay or otherwise) becoming due to any current or former employee, officer, director, independent contractor, or other individual service provider of the Company other than amounts payable hereunder with respect to shares of Company Common Stock or In-the-Money Options, (b) except to the extent set forth in Section 2.4.1, cause or result in the acceleration of vesting or payment of, or increase the amount of, any compensation or benefit payable under, or the required funding of, any Company Plan, or (c) limit or restrict the ability of the Company, Buyer or any of their respective Affiliates to merge, amend or terminate any of the Company Plans or any related Contract, or (d) result in the forgiveness of any indebtedness of any current or former employee, officer, director, independent contractor, or other individual service provider.

3.17. Environmental Matters.

3.17.1. Except as set forth in Schedule 3.17:

(a) the Company is, and at all times since the date that is three (3) years prior to the date hereof has been, in material compliance with all Environmental Laws, which such compliance includes possessing and materially complying with all material Permits required by Environmental Laws, and no Action is pending or, to the Company’s Knowledge, threatened, the effect of which would be to terminate, suspend, not renew or materially modify any such Permit;

(b) except for matters that have been resolved, the Company has not received any notice or request for information regarding any Action or claim involving the Company or the Real Property that relates to any actual or alleged violation of, Liability under, or investigatory, remedial or corrective obligations pursuant to, Environmental Law, and to the Company’s Knowledge no such Actions or claims are threatened against the Company;

(c) the Company does not have any ongoing obligations pursuant to any Government Order or agreement resolving or settling any alleged violation of or Liability under Environmental Law;

(d) no material capital expenditures are required to be incurred within the next two (2) years following the date of this Agreement in order to achieve or maintain the compliance of the Company with Environmental Law or any Permits issued pursuant to Environmental Law;

(e) there has been no release by the Company or any Predecessor, or to Company’s Knowledge, by any other Person, of any Hazardous Substance at, on, upon, into or from the Real Property or any other property currently or formerly owned, leased or otherwise used by the Company or any Predecessor, which such release was in violation of Environmental Law or occurred in a manner or to a degree that requires reporting, investigation, remediation or other response pursuant to Environmental Law or that otherwise reasonably could be expected to give rise to Liability for the Company; and

(f) the Company is not party to any agreement obligating it to indemnify a third party against any Liability arising under Environmental Law, which such Liability would not otherwise be a Liability of the Company.

3.17.2. The Company has made available to Buyer true, accurate and complete copies of all material assessments, reports, studies, correspondence and other documents relating to the environmental condition of the Real Property or any other property currently or formerly operated by the Company or any Predecessor, or to the compliance of the Company with Environmental Law, in each case that are in the Company’s possession or reasonable control.

3.18. Contracts.

3.18.1. Contracts. Except as disclosed on Schedule 3.18.1, the Company is not bound by or a party to:

(a) any Contract (or group of related Contracts) for the purchase or sale of inventory, raw materials, commodities, supplies, goods, products, equipment or other personal property, or for the furnishing or receipt of services, in each case, which involves payments to or from the Company in excess of $10,000.00.

(b) (i) any capital lease or (ii) any other lease or other Contract, under which any equipment is held or used by the Company;

(c) any Contract, other than Real Property Leases or leases relating to equipment, relating to the lease or license of any Asset, including Technology and Intellectual Property Rights (including all customer license and maintenance Contracts, all Contracts relating to the joint ownership of Intellectual Property Rights and all Contracts relating to the escrow of any Intellectual Property Rights) that is not included on Schedule 3.12.4;

(d) any Contract relating to the acquisition or disposition of (i) any business of the Company or any other Person (whether by merger, consolidation or other business combination, sale of Capital Stock or other securities, sale of assets or otherwise) or (ii) any asset;

(e) any Contract under which the Company incurs any Liability to pay any amount in respect of indemnification obligations, purchase price adjustment, earnout or otherwise in connection with any (i) acquisition or disposition of any business, assets or securities, (ii) merger, consolidation or other business combination or (iii) series or group of related transactions or events of the type specified in clauses (i) and (ii) above;

(f) any Contract concerning a partnership, limited liability company or joint venture;

(g) any Contract that grants, or agrees to grant, any Person a right to “most favored nation” terms;

(h) any Contract (or group of related Contracts) (i) under which the Company has created, incurred, assumed or guaranteed any Debt, (ii) under which an Encumbrance (other than a Permitted Encumbrance) has been placed on any Asset or (iii) under which any other Person has guaranteed any Debt of the Company;

(i) any Contract relating to confidentiality or non-competition restrictions or that otherwise similarly materially restricts the conduct of the Business by the Company or limits the freedom of the Company to sell any product or provide any service, to engage in any line of business or to compete with any Person in any geographic area or to hire, solicit or retain any Person (whether the Company is subject to or the beneficiary of such obligation);

(j) any Contract under which any employee, officer, director, independent contractor or other individual service provider is subject to any confidentiality, non-disclosure, intellectual property assignment, non-competition, non-solicitation, no-hire or non-disparagement obligations to the Company;

(k) any Contract under which the Company incurs any Liability with respect to any severance pay, retention pay or other compensation obligations which would become payable, directly or indirectly, by reason of this Agreement or the Contemplated Transactions;

(l) any Contract under which the Company incurs any Liability to any investment bank, broker, financial advisor, finder or other similar Person (including an obligation to pay any legal, accounting, brokerage, finder’s, or similar fees or expenses in connection with this Agreement or the Contemplated Transactions);

(m) any Contract providing for the employment or engagement of any Person on a full-time, part-time, consulting, temporary, independent contractor or other basis or otherwise providing compensation or other benefits, including severance or change of control benefits, to any employee, officer, director, independent contractor or other individual service provider;

(n) any agency, dealer, supplier, manufacturer, distributor, sales representative, marketing or other similar Contract;

(o) any Contract under which the Company has advanced or loaned an amount to any Person;

(p) any Contract or arrangement under which the Company has a “small business” or similar designation;

(q) any settlement or co-existence Contract;

(r) any Contract pursuant to which the Company has any material Liability to defend, insure (or obtain insurance for the benefit of) or indemnify any other Person; and

(s) any other Contract (or group of related Contracts) the performance of which involves consideration in excess of $10,000.00 over the life of such Contract.

3.18.2. Enforceability; Breach. Each Contract required to be disclosed on Schedule 3.11 (Real Property), Schedule 3.12.4 (IP Contracts), Schedule 3.18.1 (Contracts) or Schedule 3.22 (Insurance) (each of the foregoing Contracts, a “Disclosed Contract”) is enforceable against the Company, and to the Company’s Knowledge, each other party to such Contract, and is in full force and effect, and, subject to obtaining any necessary consents disclosed on Schedule 3.4 (Noncontravention), will continue to be so enforceable and in full force and effect on identical terms following the consummation of the Contemplated Transactions. Neither the Company nor, to the Company’s Knowledge, any other party to any Disclosed Contract has been or is currently in breach or violation of, or default under, or has repudiated any provision of, any Disclosed Contract nor to the Company’s Knowledge has any event occurred that with the lapse of time, or the giving of notice, or both, would constitute a material default under any Disclosed Contract, and no notice with respect to any of the foregoing has been sent or received by the Company. The Company has delivered to the Buyer true, accurate and complete copies of each written Disclosed Contract, in each case, as amended or otherwise modified and in effect. The Company has delivered to the Buyer a written summary setting forth the terms and conditions of each oral Disclosed Contract.

3.19. Employees.

3.19.1. (a) There are no disputes, work slowdowns, lockouts, work stoppages, demands or petitions for recognition by any labor union, labor organizing efforts or drives, handbillings, picketing or strikes) (collectively, “Labor Activities”) pending, or to the Company’s Knowledge, threatened against the Company, and there have been no Labor Activities in the past three (3) years, (b) no employee of the Company is represented by a labor union or other employee representative body, (c) the Company is not a party to, or otherwise subject to, any collective bargaining agreement or other Contract with a labor union or other employee representative body, and no such Contract is being negotiated by the Company, and (d) the Company has not, nor is currently, engaged in any unfair labor practice.

3.19.2. Schedule 3.19.2 sets out a complete and accurate list of all persons who are or have been employees or independent contractors of the Company in the past three (3) years and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time and whether treated as an employee or independent contractor); (iii) commencement date; (iv) work location; (v) current annualized base compensation rate; (vi) target annual commission, bonus or other incentive-based compensation, if any; (vii) leave status (and, if on leave, the anticipated return date, if known) and (viii) visa status (if applicable).

3.19.3. No current employee or independent contractor has given notice of termination of employment or engagement or otherwise disclosed plans to terminate employment or engagement with the Company within the twelve (12) month period following the date hereof. In the three (3) years immediately preceding the date hereof, no employee or independent contractor of the Company has been the subject of any allegation of sex-based or other discrimination, sexual or other harassment, or breach of the Company policy relating to the foregoing.

3.19.4. The Company is, and for the past three (3) years has been, in material compliance with all applicable Legal Requirements respecting employment and employment practices and terms and conditions of employment, including with respect to wages (including minimum wage and overtime), hours of work, child labor, withholdings and deductions, classification and payment of employees and independent contractors, employment equity, nondiscrimination, non-harassment and non-retaliation in employment, occupational health and safety, worker’s compensation, employment eligibility and immigration. The Company (and the relevant plan administrator if other than the Company) has, at all relevant times in the past three (3) years, properly classified each provider of services to the Company as an employee or independent contractor, as the case may be, for all purposes for which such classification is relevant. The Company has not incurred, and to the Company’s Knowledge no circumstances exist under which the Company would reasonably be expected to incur, any material Liability arising from the misclassification of employees as independent contractors, from the misclassification of independent contractors as employees, and/or from the misclassification of employees as exempt from the overtime pay requirements of the Fair Labor Standards Act or analogous state laws, and/or from the failure to pay wages (including minimum wage and overtime wages).

3.19.5. There is not, and in the three (3) years immediately preceding the date hereof, there has not been, any Action pending (or, to the Company’s Knowledge, threatened) by or before any Governmental Authority against or affecting the Company (a) concerning employment-related matters (including any grievances of unfair labor practice charges) or (b) brought by or on behalf of any current or former applicant, employee or independent contractor of the Company.

3.19.6. With respect to each payment made by the Company to any employee, the Company has made all deductions, withholding and filings through its payroll systems as required (a) by the terms of any Company Plan and (b) under all applicable Legal Requirements on a timely, current and accurate basis

3.19.7. During the past two (2) years, no employee, independent contractor, individual service provider or other Person, in each case, who was a key inventor or contributor to material Company Intellectual Property Rights owned or purported to be owned by the Company has ceased to be employed by or provide services to the Company.

3.20. Affiliate Transactions. Except as disclosed on Schedule 3.20, no Former Holder and, to the Company’s Knowledge, no officer, director, manager, trustee, employee, shareholder, equity holder, partner, member or Affiliate of any Former Holder or the Company (other than a Former Holder), or any individual related by blood, marriage or adoption to any of the foregoing individuals, or any entity in which any of the foregoing Persons owns any beneficial interest (each of the foregoing, a “Related Party”), is a party to any Contract or has any agreement, understanding, proposed transaction with, or is indebted to, the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any Related Party, in each case other than for salaries, equity issuances and awards, other employment compensations, reimbursable expenses or other standard employee benefits. Any Contract disclosed on Schedule 3.20 is on commercially reasonable terms not any less favorable to the Company than if such contract was entered into with any third party acting at arm’s length.

3.21. Litigation; Government Orders. Except as set forth on Schedule 3.21, since the date that is three (3) years prior to the date hereof, there have been no, and there are not now any, Actions (a) pending, or, to the Company’s Knowledge, threatened against or affecting, or pending or threatened by, the Company, or (b) to the Company’s Knowledge, pending, or threatened against or affecting, the Company’s officers, directors, managers, employees, consultants, independent contractors or agents with respect to their business activities, and to the Company’s Knowledge there are no facts making the commencement of any Action described in the foregoing clauses (a) or (b) reasonably likely. The Company (i) is not the subject of any Government Order and (ii) no Governmental Authority has threatened or, to the Company’s Knowledge, plans to initiate any Action against the Company.

3.22. Insurance. Schedule 3.22 sets forth a true and complete list of all insurance policies in force with respect to the Company. The list includes for each insurance policy the type of insurance policy, form of coverage, policy number, name of insurer, period (term), limits, deductibles and premiums. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the Closing have or will have been paid, the Company is not in default thereunder, and no notice of cancellation, termination or nonrenewal has been received by the Company with respect to any such insurance policy. Schedule 3.22 also describes any self-insurance or co-insurance arrangements by the Company, including any reserves established thereunder. The Company has provided to the Buyer a list of all pending claims and all claims submitted during the previous three (3) years under any insurance policy maintained by the Company. No insurer has (a) denied or disputed (or otherwise reserved its rights with respect to) the coverage of any claim submitted under any insurance policy or (b) to the Company’s Knowledge, threatened to cancel or not renew any insurance policy. Except as disclosed on Schedule 3.22, to the Company’s Knowledge, no insurer plans to materially increase the premiums for, or materially alter any of the terms of coverage under, any such insurance policy. Except as disclosed on Schedule 3.22, after the Closing the Company will continue to have the same coverage under all such insurance policies and none of such insurance policies provides for any retrospective premium adjustment or other experience-based liability on the part of the Company. To the Company’s Knowledge, there is no claim which, individually or in the aggregate with other claims, could reasonably be expected to impair any current or historical limits of insurance available to the Company, nor has any current or past insurer of the Company become insolvent.

3.23. Powers of Attorney. The Company does not have general or special powers of attorney outstanding (whether as grantor or grantee thereof).

3.24. Bank Accounts. Schedule 3.24 sets forth a full and complete list of each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which the Company maintains an account or safe deposit box, the number of each such account or box, and the names of the Persons authorized to draw on such accounts or to access such boxes. All cash in such accounts is held in demand deposits and is not subject to any restrictions as to withdrawals.

3.25. No Brokers. The Company does not or will not have any Liability of any kind to, or is subject to any claim of, any broker, finder or agent or any similar Person in connection with the Contemplated Transactions.

4. REPRESENTATIONS AND WARRANTIES REGARDING THE FORMER HOLDERS.

Each of the Former Holders hereby represents and warrants to Buyer that, as of the date hereof, each of the statements contained in this Article 4 is accurate, correct and complete, except as set forth in the Disclosure Schedules:

4.1. Power and Authorization. The execution, delivery and performance by such Former Holder of this Agreement and each Ancillary Agreement to which he, she or it is a party and the consummation of the Contemplated Transactions are within the power and authority of such Former Holder and, if applicable, have been duly authorized by all necessary action on the part of such Former Holder. This Agreement and each Ancillary Agreement to which such Former Holder is a party (a) has been duly executed and delivered by such Former Holder and (b) is a legal, valid and binding obligation of such Former Holder, enforceable against such Former Holder in accordance with its terms.

4.2. Authorization of Governmental Authorities. Except as disclosed on Schedule 4.2, no action by (including any authorization, consent or approval), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by such Former Holder of this Agreement and each Ancillary Agreement to which he, she or it is a party or (b) consummation of the Contemplated Transactions by such Former Holder.

4.3. Noncontravention. Except as disclosed on Schedule 4.3, neither the execution, delivery and performance by such Former Holder of this Agreement or any Ancillary Agreement to which such Former Holder is a party nor the consummation of the Contemplated Transactions will: (a) assuming the taking of any action by (including any authorization, consent or approval) or in respect of, or any filing with, any Governmental Authority, in each case, as disclosed on Schedule 4.2, violate any provision of any Legal Requirement applicable to such Former Holder; (b) result in a breach or violation of, or default under, any Contract of such Former Holder; (c) require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any Contract; or (d) if not an individual, result in a breach or violation of, or default under, such Former Holder’s Organizational Documents.

4.4. Title. Such Former Holder is the legal and beneficial owner of the outstanding Shares or Options set forth beside such Former Holder’s name on Schedule 4.4, and has good and marketable title to such Shares or Options, free and clear of all Encumbrances except as imposed by applicable securities laws or in Organizational Documents of the Company. Such Former Holder has full right, power and authority to transfer and deliver to the Buyer valid title to the Shares or Options, as applicable, held by such Former Holder, free and clear of all Encumbrances other than as imposed by applicable securities laws or in Organizational Documents of the Company. The assignments, endorsements, stock transfer forms and other instruments of transfer delivered by such Former Holder to the Buyer at the Closing will be sufficient to transfer such Former Holder’s entire interest, legal and beneficial, in such Former Holder’s Shares and, immediately following the Closing (and subject to any stamping required), the Buyer will be the legal and beneficial owner of such Shares, and have good and marketable title to such Shares, free and clear of all Encumbrances except as imposed by applicable securities laws or in Organizational Documents of the Company. Except pursuant to this Agreement, there is no Contract pursuant to which such Former Holder has, directly or indirectly, granted any option, warrant or other right to any Person to acquire or vote any Shares or other equity interests in the Company.

4.5. No Brokers. Except as disclosed in Schedule 4.5, such Former Holder has no Liability of any kind to any broker, finder or agent with respect to the Contemplated Transactions, and such Former Holder agrees to satisfy in full any Liability required to be disclosed on Schedule 4.5.

5. REPRESENTATIONS AND WARRANTIES OF THE BUYER.

Buyer hereby represents and warrants to the Company and the Former Holders, as of the date hereof, as follows:

5.1. Organization. The Buyer is duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.2. Power and Authorization. The execution, delivery and performance by the Buyer of this Agreement and each Ancillary Agreement to which it is a party and the consummation of the Contemplated Transactions are within the power and authority of the Buyer and have been duly authorized by all necessary action on the part of the Buyer. This Agreement and each Ancillary Agreement to which the Buyer is a party (a) has been duly executed and delivered by Buyer and (b) is a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

5.3. Authorization of Governmental Authorities. Except as disclosed on Schedule 5.3, no action by (including any authorization, consent or approval), or in respect of, or filing with, any Governmental Authority is required for, or in connection with, the valid and lawful (a) authorization, execution, delivery and performance by the Buyer of this Agreement and each Ancillary Agreement to which it is a party or (b) consummation of the Contemplated Transactions by the Buyer.

5.4. Noncontravention. Neither the execution, delivery and performance by the Buyer of this Agreement or any Ancillary Agreement to which it is a party nor the consummation of the Contemplated Transactions will: (a) assuming the taking of any action by (including any authorization, consent or approval) or in respect of, or any filing with, any Governmental Authority, in each case, as disclosed on Schedule 5.3, violate any provision of any Legal Requirement applicable to the Buyer; (b) result in a breach or violation of, or default under, any Contract of the Buyer; (c) require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any Contract; or (d) result in a breach or violation of, or default under, the Buyer’s Organizational Documents.

5.5. No Brokers. The Buyer has no Liability of any kind to any broker, finder or agent with respect to the Contemplated Transactions for which any of the Former Holders could be liable.

6. COVENANTS.

6.1. Further Assurances. Each of the parties hereto hereby agrees to use reasonable efforts to take all actions and to do all things as are necessary, proper or advisable in order to make effective the Contemplated Transactions.

6.2. Former Holder’s Consent. Each of the Former Holders hereby consent to this Agreement and the Contemplated Transactions. Each of the Former Holders waive any preferential purchase right, right of first refusal, right of first offer, buy-sell right, tag-along right, drag-along right, preemptive right, registration right or other right that would interfere with the consummation of the Contemplated Transactions, including all such rights arising under any provision of the Organizational Documents of the Company.

6.3. Release.

6.3.1. To the fullest extent permitted by applicable law, each Former Holder, on behalf of itself and each of their respective past, current and future Affiliates and each of their respective heirs, executors, estate, representatives and permitted assigns (each a “Releasing Party”), hereby finally, unconditionally, and absolutely, releases, acquits, remises, satisfies and forever discharges (i) the Company, Buyer, all past and present directors, officers, stockholders and securityholders of the Company and Buyer and (ii) each of the respective past, current and future Affiliates, Representatives, heirs, executors, predecessors, successors and assigns of each of the parties listed in the foregoing clause (i) (the “Released Parties”), from any and all claims, suits, charges, complaints, grievances, arbitrations, inquiries, mediations, audits, investigations, litigation, counterclaims, demands, debts, obligations, accounts, Losses, liabilities, Encumbrances, judgments, contracts, torts, charges, Actions or causes of Action, whether known or unknown, mature or unmatured, absolute or contingent, now existing or hereafter arising or discovered, asserted or unasserted, accrued or unaccrued, liquidated or unliquidated, or due or to become due, at law, in equity or otherwise, whether arising by statute or common law, in contract, in tort or otherwise, that any Releasing Party has, might have or ever had against any Released Party in connection with, arising under, as a result of or in any way relating to (A) the Organizational Documents of the Company, (B) any Contracts or instruments governing the economic rights of the Shares or Options, (C) the business and affairs of Buyer, the Company and each of its respective Affiliates prior to the Closing, (D) each Former Holder’s relationship with the Company prior to and including the Closing, including as an employee, officer, independent contractor and/or other individual service provider, a member of the board of directors, and as a direct or indirect equityholder of the Company, (E) any other arrangement, relationship or agreement, whether or not in writing, between or among a Former Holder, Buyer or any of their respective Affiliates prior to and including the Closing, (F) the Equity Incentive Plan and any grant agreement (including early exercise agreement) entered into by the Company under the Equity Incentive Plan, or (G) any other acts or omissions related to any matter occurring at any time prior to and including the Closing (collectively, “Released Claims”). Notwithstanding anything herein to the contrary, Released Claims shall not include, and nothing contained in this Agreement is intended to, nor does it, limit, impair or otherwise modify or affect, any claims, suits, charges, complaints, grievances, arbitrations, inquiries, mediations, audits, investigations, litigation, counterclaims, demands, debts, obligations, accounts, Losses, liabilities, Encumbrances, judgments, contracts, torts, charges, Actions or causes of Action or any other rights of any Releasing Party or the obligations of any Released Party, arising from (x) any obligations or any rights of any party hereto arising under this Agreement or Ancillary Agreement or any obligations or any rights of Olaplex, Inc. or Purvala Bioscience, Inc. arising under the Technology Purchase Agreement between such parties dated May 16, 2023 (the “PB300 Agreement”), (w) any indemnification rights, advancement of expenses or exculpation that a Former Holder may be entitled to as a director or officer of the Company, including pursuant to any indemnification agreement between the Company and any such Former Holder, or the Company’s Organizational Documents as in effect on the date hereof or under any director and officer liability insurance policy, (x) any obligations or any rights with respect to any compensation or benefits owed to any Former Holder, that have been earned but not yet paid to such Former Holder as of the Closing Date, under any existing written employment, consulting or similar agreement with the Company, if any, as in effect on the Closing Date and disclosed to Buyer prior to the date of this Agreement,(y) facts or circumstances occurring solely after the Closing, or (z) any statutory or other rights that are prohibited by law from being released, compromised or exchanged. Nothing contained in this Agreement shall be construed to prohibit any Releasing Party from filing a charge with or participating in any investigation or proceeding conducted by the federal Equal Employment Opportunity Commission or a comparable state or local agency; provided however, that each Former Holder, on their own behalf and on behalf of each Releasing Party, hereby waives their right to recover monetary damages or other individual relief in any such charge, investigation or proceeding or any related complaint or lawsuit filed by a Releasing Party or by anyone else on their behalf; provided, further, however, that the Former Holder is not waiving any right to seek and receive a financial incentive award for any information provided to a governmental agency or entity.

6.3.2. Each Releasing Party acknowledges and agrees that the consideration such Releasing Party is receiving pursuant to this Agreement in exchange for the release of Released Claims that are released pursuant to this Agreement, is good and sufficient consideration and exceeds anything of value to which such Releasing Party is already entitled. Each Releasing Party further disclaims and releases, by operation of this Agreement, any and all rights to further distributions or payments from Buyer with respect to such Releasing Party’s Shares or Options, as applicable, other than, if applicable, a payment or distribution (if any) in accordance with Article 2.

6.4. Publicity. The Buyer and its Affiliates will be permitted to publicly disclose the subject matter of this Agreement or the Contemplated Transactions in a manner that is compliant with applicable Legal Requirements. The Former Holders and the Company will not make any public announcement or disclosure or engage in any discussions with any other Person, in each case, with respect to the subject matter of this Agreement or the Contemplated Transactions without the prior written consent of the Buyer. Notwithstanding anything herein to the contrary, the provisions of this Section 6.4 will not prohibit any disclosure (i) required by any applicable Legal Requirements (provided that the Former Holders, unless prohibited by applicable Legal Requirements, provide the Buyer with the opportunity to review in advance the disclosure and use commercially reasonable efforts to incorporate any feedback Buyer might provide regarding such disclosure) or (ii) made in connection with the enforcement of any right or remedy relating to this Agreement or the Contemplated Transactions (provided, that the party intending to make such disclosure shall use commercially reasonable efforts to seek sealing or redaction of publicly-available documents containing or referring to the subject matter of this Agreement or the Contemplated Transactions). The Mutual Nondisclosure Agreement executed by the Buyer and the Company, effective as of May 8, 2023 (the “Non-Disclosure Agreement”), shall remain in full force and effect until the Closing. Effective upon the Closing, the Non-Disclosure Agreement shall terminate.

6.5. Confidentiality. Each Former Holder will treat and hold as confidential all of the Confidential Information and refrain from disclosing or using any of the Confidential Information except as required by Legal Requirement or legal process. In the event that a Former Holder is requested or required (by oral question or request for information or documents in any proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such Former Holder will notify the Buyer promptly (to the extent legally permissible) of the request or requirement so that the Buyer may seek, at the Buyer’s sole expense, an appropriate protective order or waive compliance with the provisions of this Section 6.5. If, in the absence of a protective order or the receipt of a waiver hereunder, such Former Holder is required to disclose any

Confidential Information, notwithstanding the foregoing, such Former Holder may disclose such Confidential Information; provided, however, that such Former Holder will use his, her or its commercially reasonable efforts to obtain, at the reasonable request of the Buyer and at the Buyer’s expense, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed. For the avoidance of doubt, (i) nothing contained in this Section 6.5 limits, restricts or in any other way affects a Former Holder’s communicating with any Governmental Authority, or communicating with any official or staff person of a Governmental Authority (or requires such Former Holder to furnish notice to the Buyer of the same), concerning matters relevant to such Governmental Authority and (ii) no Former Holder will be held criminally or civilly liable under any federal or state trade secret law for disclosing a trade secret (y) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law, or (z) in a complaint or other document filed under seal in a lawsuit or other proceeding; provided, however, that notwithstanding this immunity from liability, a Former Holder may be held liable if such Former Holder unlawfully accesses trade secrets by unauthorized means.

7.	INDEMNIFICATION.

7.1. Survival. The representations and warranties in this Agreement and all claims with respect thereto, shall survive the Closing and expire on the date that is fifteen (15) months following the Closing Date, except that (i) the Fundamental Representations (except Section 3.15 (Tax Matters)) shall survive the Closing and expire on the date that is the earlier of six (6) years following the Closing Date or thirty (30) days following the expiration of the applicable statute of limitations, (ii) the representations and warranties set forth in Section 3.15 (Tax Matters) shall survive until sixty (60) days following the expiration of the applicable statute of limitations (taking into account any applicable extensions), and (iii) the Enhanced IP Representations shall survive the Closing and expire on the date that is thirty-six (36) months following the Closing Date. All covenants and agreements contained herein shall survive until fully performed in accordance with their respective terms (or, if no term is specified, until thirty (30) days following the expiration of the applicable statute of limitations (taking into account any applicable extensions)). Notwithstanding anything to the contrary contained herein, nothing in this section shall prejudice or limit any claim for Fraud. Notwithstanding the foregoing, in the event that notice of any claim for indemnification under this Section 7 has been timely given in accordance with Section 7.2, as applicable, prior to the applicable survival periods set forth above, the representations, warranties, covenants and indemnities that are subject to such indemnification claim shall survive, but only in and with respect to such timely given indemnification claim, until such time as such claim is fully and finally resolved.

7.1.1. Subject to the limitations set forth in this Article 7, each Former Holder will, severally, in accordance with such Former Holder’s Pro Rata Portion, and not jointly (or in the case of clause (c) below, severally and solely as to itself), indemnify, defend and hold harmless (in each case, on an after-Tax basis) the Buyer and each of its Affiliates (including, after the Closing, the Company) and their respective directors, officers, shareholders, equity holders, partners, members, managers, employees, agents, consultants and advisors, the Representatives and Affiliates of each of the foregoing Persons, and the heirs, executors, administrators, successors and assigns of each of the foregoing Persons (each, a “Buyer Indemnified Person”), from, against and in respect of any and all Actions, Liabilities, Government Orders, Encumbrances, losses, damages, bonds, dues, assessments, fines, penalties, Taxes, fees, costs (including costs of investigation, defense and enforcement of this Agreement), expenses or amounts paid in settlement (in each case, including reasonable attorneys’ and experts fees and expenses), whether or not involving a Third-Party Claim (collectively, “Losses”), which any such Buyer Indemnified Person may suffer, sustain or become subject to as a result of, arising out of or directly or indirectly relating to:

(a) any breach of, or inaccuracy in, any representation or warranty made by the Company in this Agreement or in any certificate delivered pursuant to this Agreement;

(b) any breach of, or inaccuracy in, any representation or warranty made by the Former Holders in this Agreement or in any certificate delivered pursuant to this Agreement;

(c) any breach or violation of any covenant or agreement set forth in this Agreement to the extent required to be performed or complied with by the Former Holders;

(d) any Pre-Closing Taxes;

(e) any Transfer Taxes that are the responsibility of the Former Holders pursuant to Section 8.4; or

(f) any payments made by Buyer pursuant to Section 2.5.2(b) to the extent such payments are made to an incorrect bank account based on bank account information provided by the Company or any Former Holder or their respective Representatives.

7.1.2. With respect to Section 7.1.1(a) or Section 7.1.1(b), for purposes of determining both (i) the amount of Losses with respect to any such breach, misrepresentation or inaccuracy and (ii) whether there has been a breach, misrepresentation or inaccuracy with respect to any representation or warranty of the Company or any Former Holder, any qualifications as to “material,” “materiality” and variations of any of the foregoing shall be disregarded.

7.1.3. Monetary Limitations.

(a) The Former Holders will have no obligation to indemnify the Buyer Indemnified Persons pursuant to Section 7.1.1(a) or Section 7.1.1(b) in respect of Losses arising from the breach of, or inaccuracy in, any representation or warranty described therein unless the aggregate amount of all such Losses incurred or suffered by the Buyer Indemnified Persons exceeds $52,500.00 (the “Deductible”) (at which point the Former Holders will indemnify the Buyer Indemnified Persons solely in respect of the Losses in excess of the Deductible); provided, however, that (i) (x) the Deductible will not be applicable to claims for indemnification pursuant to Section 7.1.1(a) or Section 7.1.1(b) in respect of breaches of, or inaccuracies in, the Fundamental Representations and (y) the Former Holders’ aggregate liability in respect of such claims will not exceed the portion of the Purchase Price actually received by the Former Holders, (ii) the Former Holders’ aggregate liability in respect of claims for indemnification pursuant to Section 7.1.1(a) or Section 7.1.1(b) in respect of breaches of, or inaccuracies in, the Enhanced IP Representations will not exceed twenty percent (20%) of the portion of the Purchase Price actually received by the Former Holders, (iii) the Former Holders’ aggregate liability in respect of claims for indemnification pursuant to Section 7.1.1(a) or Section 7.1.1(b) in respect of breaches of, or inaccuracies in, the representations and warranties set forth in Article 3 and Article 4 (other than the Fundamental Representations and the Enhanced IP Representations) shall not exceed the remaining portion of the Escrow Amount, if any, and (iv) the Former Holders’ aggregate liability in respect of claims for indemnification pursuant to any provision of Section 7.1.1 other than Section 7.1.1(a) and Section 7.1.1(b) shall not exceed the portion of the Purchase Price actually received by the Former Holders. Notwithstanding anything express or implied in this Agreement or otherwise, Buyer’s rights and remedies with respect to any and all claims for Fraud are fully preserved.

(b) Notwithstanding anything to the contrary in Article 7 or otherwise in this Agreement, the Former Holders shall not be liable under Article 7 or otherwise in this Agreement with respect to (and Buyer shall pay or cause to be paid) (i) any Taxes that were taken into account in the calculation of (and actually reduced) the Purchase Price, (ii) Taxes incurred by the Company, Buyer or any of their respective Affiliates as a result of actions outside the ordinary course of business taken after the Closing on the Closing Date and not contemplated by this Agreement, (iii) any Taxes arising as a result of a breach by Buyer or the Company or any of their Affiliates of Article 8 or this Article 7, or (iv) the amount, availability of, or limitations on any Tax attributes of the Company after the Closing Date.

7.2. Indemnification Mechanics.

7.2.1. In order to seek indemnification under this Article 7, Buyer shall deliver a written demand (an “Indemnification Demand”) to the Former Holders’ Representative which contains (i) a description of and the amount of any Losses incurred or reasonably expected to be incurred by the Buyer (to the extent known), (ii) a statement that Buyer believes in good faith that it is entitled to indemnification under Section 7.1.1 for such Losses and a reasonable explanation of the basis therefor and (iii) a demand for payment in the amount of such Losses. Delivery of a Claim Notice pursuant to Section 7.3.1 shall be deemed to satisfy this Section 7.2.1 in respect of any Third-Party Claim.

7.2.2. If the Former Holders’ Representative in good faith objects to any claim made by Buyer in the Indemnification Demand, then the Former Holders’ Representative shall deliver a written notice (an “Indemnification Dispute Notice”) to Buyer and shall provide a copy of such Indemnification Dispute Notice to the Escrow Agent (if the Escrow Amount has not ceased to exist) within forty five (45) calendar days following receipt by the Former Holders’ Representative of an Indemnification Demand from Buyer. The Indemnification Dispute Notice shall set forth in reasonable detail the principal basis for the dispute of any claim made by Buyer in the Indemnification Demand. If the Former Holders’ Representative fails to deliver an Indemnification Dispute Notice prior to the expiration of such forty five (45)-calendar day period, then the indemnity claim set forth in the Indemnification Demand shall be conclusively determined in the Buyer’s favor for purposes of this Article 7, and the Buyer shall be indemnified for the amount of the Losses stated in such Indemnification Demand (or, in the case of any notice in which the Losses (or any portion thereof) are estimated, the amount of such Losses (or such portion thereof) as finally determined) on demand or, in the case of any notice in which the Losses (or any portion thereof) are estimated, on such later date when the amount of such Losses (or such portion thereof) becomes finally determined, in either case, subject to the limitations of this Article 7.

7.2.3. If the Former Holders’ Representative delivers an Indemnification Dispute Notice, then the amount of indemnification to which the Buyer shall be entitled under this Article 7 with respect to the corresponding Indemnification Demand shall be determined, in each case: (i) by the written agreement between the Former Holders’ Representative and Buyer through the use of good faith efforts to resolve such dispute, (ii) by a final, non-appealable judgment or final, non-appealable decree of any court of competent jurisdiction described in Section 9.9 or (iii) by any other means to which the Former Holders Representative and Buyer shall agree in writing.

7.3. Third-Party Claims.

7.3.1. Notice of Claim. If any third party notifies a Buyer Indemnified Person with respect to any matter which may give rise to a claim for indemnification against a Former Holder under this Article 7 or Article 8 (a “Third-Party Claim”), then the Buyer Indemnified Person will promptly give written notice to the Former Holders’ Representative of such Third-Party Claim (such notice, the “Claim Notice”). The Claim Notice shall be accompanied by copies of any documentation submitted by the third party making such Third-Party Claim and shall describe in reasonable detail (to the extent known by Buyer) the facts constituting the basis for such Third-Party Claim and the amount of the claimed Losses; provided, however, that no delay or the failure on the part of the Buyer Indemnified Person in delivering a Claim Notice will relieve the Former Holders from any liability under this Article 7 or Article 8, except to the extent such delay or failure materially and adversely prejudices the Former Holders in the defense thereof.

7.3.2. Assumption of Defense, etc. The Former Holders’ Representative, at the sole cost and expense of the Former Holders, will be entitled to defend the Buyer Indemnified Person against a Third-Party Claim by appointing reputable counsel reasonably acceptable to the Buyer Indemnified Person if (a) the Former Holders’ Representative gives written notice to the Buyer Indemnified Person within twenty (20) days after receipt of the Claim Notice that the Former Holders will indemnify the Buyer Indemnified Person from and against the entirety of any and all Losses the Buyer Indemnified Person may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim, (b) the Third-Party Claim involves only claims for monetary damages and does not seek any nonmonetary relief against the Buyer Indemnified Person, (c) the Buyer Indemnified Person has not been advised by counsel that a conflict exists between the Buyer Indemnified Person and any Former Holder in connection with the defense of the Third-Party Claim, (d) the Third-Party Claim does not relate to or otherwise arise in connection with Taxes or any Action by or on behalf of a Governmental Authority, (e) the Third-Party Claim does not relate to warranty, product, supply or service disputes or projects of the Company (whether completed prior to or after the Closing Date), (f) settlement of, an adverse judgment with respect to, or the Former Holders’ Representative’s conduct of the defense of the Third-Party Claim is not, in the good faith judgment of the Buyer Indemnified Person, reasonably likely to be adverse to the Buyer Indemnified Person’s reputation or continuing business interests (including its relationships with current or potential customers, suppliers or other parties material to the conduct of its business) and (g) the Former Holders’ Representative conducts the defense of the Third-Party

Claim actively and diligently. The Buyer Indemnified Person may retain separate co-counsel at its sole cost and expense and participate in the defense of a Third-Party Claim being defended by the Former Holders’ Representative pursuant to the immediately preceding sentence; provided, however, that the Former Holders will pay the fees and expenses of separate co-counsel retained by the Buyer Indemnified Person that are incurred prior to the Former Holders’ Representative’s assumption of defense of the Third-Party Claim.

7.3.3. Limitations on Former Holders’ Representative. The Former Holders’ Representative will not consent to the entry of any judgment or enter into any compromise or settlement with respect to a Third-Party Claim without the prior written consent of the Buyer Indemnified Person unless such judgment, compromise or settlement (a) provides for the payment by the Former Holders of money as the sole relief for the claimant, (b) results in the full and general release of the Buyer Indemnified Persons from all Liabilities arising out of or relating to the Third-Party Claim and (c) involves no finding or admission of any violation of Legal Requirements or the rights of any Person and has no effect on any other Actions that may be asserted against the Buyer Indemnified Person.

7.3.4. Buyer Indemnified Person’s Control. If the Former Holders’ Representative does not deliver on a timely basis the notice contemplated by Section 7.3.2(a), at any time fails to conduct the defense of a Third-Party Claim actively and diligently or is or becomes unable to conduct the defense of a Third-Party Claim pursuant to Section 7.3.2, the Buyer Indemnified Person may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third-Party Claim in any manner it may deem appropriate (and the Buyer Indemnified Person need not consult with, or obtain any consent from, the Former Holders’ Representative in connection therewith). If such notice is given by the Former Holders’ Representative on a timely basis and the Former Holders’ Representative conducts the defense of a Third-Party Claim actively and diligently but any of the other conditions in Section 7.3.2 is or becomes unsatisfied, the Buyer Indemnified Person may defend, and may consent to the entry of any judgment or enter into any compromise or settlement with respect to, the Third-Party Claim; provided, however, that the Former Holders will not be bound by the entry of any such judgment consented to, or any such compromise or settlement effected, without the Former Holders’ Representative’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed). In the event that the Buyer Indemnified Person conducts the defense of a Third-Party Claim pursuant to this Section 7.3.4, the Former Holders will (a) advance the Buyer Indemnified Person promptly and periodically for the costs of defending against the Third-Party Claim (including reasonable attorneys’ and experts’ fees and expenses) and (b) remain responsible for any and all other Losses that the Buyer Indemnified Person may incur or suffer resulting from, arising out of, relating to, in the nature of or caused by the Third-Party Claim to the fullest extent provided in this Article 7 and Article 8.

7.4. No Circular Recovery. Notwithstanding anything to the contrary in this Agreement, each Former Holder hereby agrees that he, she or it will not make any claim for indemnification against the Buyer or any other Buyer Indemnified Person (including, after the Closing, the Company) by reason of the fact that such Former Holder was a controlling Person, director, manager, officer, employee or Representative of the Company with respect to any claim brought by a Buyer Indemnified Person against any Former Holder relating to this Agreement or any of the Contemplated Transactions or that is based on any facts or circumstances that form the basis for an indemnity claim by a Buyer Indemnified Person hereunder.

7.5. Knowledge and Investigation. The right of any Buyer Indemnified Person to indemnification pursuant to this Article 7 will not be affected by any investigation conducted for or on behalf of any party, or knowledge acquired (or capable of being acquired) at any time by any party or any party’s Representatives, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy of any representation or warranty, or performance of or compliance with any covenant or agreement.

7.6. Manner of Payment.

7.6.1. With respect to any indemnification amounts payable by any Former Holder to a Buyer Indemnified Party pursuant to this Article 7 (such amount, the “Former Holder Indemnification Obligation Amount”), such amounts shall be paid first by the release of funds from the Escrow Account (to the extent then available) pursuant to the delivery of a joint written instruction by Buyer and the Former Holders’ Representative to the Escrow Agent in accordance with the terms of the Escrow Agreement; provided, that, subject to the limitations contained in Section 7.1.3 and Section 7.6.3, solely to the extent that there are no remaining Escrow Amounts or such funds are insufficient to fully satisfy the claim, then such Buyer Indemnified Party shall be entitled, at its election, to seek direct payment of monetary damages from the Former Holders.

7.6.2. Subject to the limitations contained in Section 7.6, any cash indemnification amount payable by any Former Holder to a Buyer Indemnified Party pursuant to this Section 7.6 shall be paid by wire transfer of immediately available funds to an account designated in writing by such Buyer Indemnified Party.

7.6.3. As promptly as is practical (and in any event within five (5) Business Days) after the fifteen (15) month anniversary of the Closing Date, Buyer and the Former Holders’ Representative shall send a joint written instruction to the Escrow Agent instructing the Escrow Agent to release any remaining funds in the Escrow Account (minus the aggregate amount of all Escrow Amounts that are subject to any unresolved claims for indemnifiable Losses for which any claims for indemnification properly were made prior to such date) to the Former Holders in accordance with their respective Pro Rata Portion, and subject to the terms of, the Escrow Agreement. Any Escrow Amounts retained in the Escrow Account in respect of an unresolved claim shall be released by the Escrow Agent (to the extent not utilized to pay Buyer for any such claims resolved in favor of Buyer) upon the final resolution of such unresolved claims in accordance with this Section 7.6.3 and the Escrow Agreement.

7.7. Tax Treatment. All indemnification and other payments under this Article 7 will, to the extent permitted by applicable Legal Requirements, be treated for all income Tax purposes as adjustments to the purchase price. Neither the Buyer nor the Former Holders will take any position on any Tax Return, or before any Governmental Authority, that is inconsistent with such treatment unless otherwise required by any applicable Legal Requirement.

7.8. Exclusive Remedy. Following Closing, except with respect to (i) claims based on Fraud, (ii) actions for specific performance or similar injunctive relief pursuant to Section 9.11, and (iii) the Former Holders’ Representative’s rights under Section 9.12, the provisions of this Article 7 shall constitute the sole and exclusive remedy for any and all Losses (whether such Losses are based on contract, tort or otherwise) asserted against, resulting from, imposed upon or incurred or suffered by the parties to this Agreement as a result of, or based upon or arising from or relating to the transactions contemplated by this Agreement.

8.	TAX MATTERS

8.1. Straddle Period. For the Company, in the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes of such Company based upon or measured by net income or gain or other transaction-based Taxes for the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (provided that deductions or other items determined on a periodic basis (such as property Taxes, depreciation, and amortization, but excluding, for the avoidance of doubt, any such items relating to property acquired after the Closing) shall be allocated on a daily pro rata basis). The amount of Taxes for a Straddle Period, other than Taxes based upon or measured by net or gross income or gain or other transaction-based Taxes which relate to the Pre-Closing Tax Period will be deemed to be the amount of such Taxes for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

8.2. Tax Sharing Agreements. All Tax sharing agreements, Tax allocation agreements or similar Contracts and all powers of attorney with respect to or involving the Company will be terminated prior to the Closing Date and, after the Closing, the Company will not be bound thereby or have any Liability thereunder, in each case other than, and other than pursuant to, any Contracts entered into in the ordinary course of business the primary purpose of which is not related to Taxes.

8.3. Cooperation on Tax Matters. The Buyer, the Company, and the Former Holders will cooperate fully and promptly, as and to the extent reasonably requested by any of the other parties, in connection with any Tax matters relating to the Company (including by the provision of reasonably relevant records or information) for the Pre-Closing Tax Period, consistent with the provisions hereof. The party requesting such cooperation will pay the reasonable out-of-pocket expenses of the assisting party or parties. Notwithstanding the foregoing or anything to the contrary in this Agreement, Buyer shall not be required to disclose any Tax information regarding Buyer or any of its Subsidiaries – and shall only be required to cooperate with respect to Tax information relating to the Company for a Pre-Closing Tax Period.

8.4. Transfer Taxes. Fifty percent (50%) of any sales, use and transfer Taxes, including any value added, equity transfer, gross receipts, stamp duty and real, personal, or intangible property transfer Taxes, due by reason of the consummation of the Contemplated Transactions, including any interest or penalties in respect thereof (collectively, “Transfer Taxes”), shall be borne by the Former Holders, and fifty percent (50%) of any such Transfer Taxes shall be borne by Buyer. The Former Holders and the Buyer shall cooperate with each other in filing any Tax Returns associated with such Taxes and use their commercially reasonable efforts to minimize the Transfer Taxes attributable to the transfer of the Shares.

8.5. Tax Returns. Buyer shall prepare and timely file, or cause to be prepared and timely filed when due (taking into account all extensions properly obtained) all Tax Returns of the Company for taxable periods (or portions thereof) ending on or prior to the Closing Date that are required to be filed after the Closing Date (collectively “Buyer Prepared Returns”). All such Buyer Prepared Returns shall be prepared and filed in a manner consistent with past practice, unless otherwise required by applicable Legal Requirements (as determined at a “more likely than not” standard of confidence). Buyer shall deliver a draft of each such income tax Buyer Prepared Return to the Former Holders’ Representative at least thirty (30) days before filing, and the Buyer shall consider in good faith any reasonable comments provided by the Former Holders’ Representative on such Buyer Prepared Returns. If Buyer and the Former Holders’ Representative cannot agree on a position with respect to any such Buyer Prepared Return, such dispute shall be submitted to the Dispute Auditor for resolution in accordance with the principles of Section 2.8.2, mutatis mutandis, and such resolution shall be final and binding on the parties. If any such Buyer Prepared Return is required to be filed prior to the resolution of such dispute, then such Buyer Prepared Return shall be filed utilizing the Buyer’s proposed approach, and if required by the final resolution of the Dispute Auditor, later amended to reflect such final resolution.

8.6. Tax Contests. Each of Buyer and the Former Holders’ Representative shall, and shall cause their Affiliates to, promptly notify each other in writing upon receipt of notice of any pending or threatened audits, assessments or other actions with respect to any Tax liability or Tax Return of the Company for any Pre-Closing Tax Period (a “Tax Dispute”); provided, that the failure to timely provide notice of such Tax Dispute shall not affect the rights or obligations of the Parties, any Former Holder or any of their respective Affiliates hereunder, except to the extent that such Person has been materially prejudiced thereby, and then only to the extent of such prejudice. Buyer shall control any Tax Dispute; provided, however, (A) Buyer shall keep the Former Holders’ Representative reasonably informed regarding such Tax Dispute, (B) the Former Holders’ Representative shall have the right to participate in (at the expense of the Former Holders), but not control, such Tax Dispute, and (C) Buyer shall not settle any such Tax Dispute without the consent of the Former Holders’ Representative (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything herein to the contrary, this Section 8.6, and not Section 7.3, shall govern with respect to the conduct of any audit, assessment or other action relating to Taxes of the Company.

8.7. Post-Closing Tax Actions. Without the prior written consent of the Former Holders’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer and its Affiliates shall not, and shall not permit the Company to, take any of the following actions (other than in connection with a Tax Return governed by Section 8.5 or a Tax Dispute covered by Section 8.6 and, for the avoidance of doubt, subject to the terms of such Section): (i) file or amend or otherwise modify any Tax Return relating to a Pre-Closing Tax Period, (ii) make, change or revoke any Tax election that has retroactive effect to any Pre-Closing Tax Period, or (iii) voluntarily approach any Governmental Authority or initiate any “voluntary disclosure” or similar proceeding with respect to any Tax matter for a Pre-Closing Tax Period; provided that the foregoing limitations shall only apply to the extent such action could reasonably be expected to create or increase the indemnification obligations to the Indemnified Parties pursuant to Article 7 or the amount of Losses relating to such matter.

8.8. Section 338 Election. The Buyer shall not make an election under Code Sections 336 or 338 with respect to the purchase of the Shares pursuant to this Agreement.

9. MISCELLANEOUS

9.1. Notices. All notices, requests, demands, claims and other communications required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered, given or otherwise provided: (a) by hand (in which case, it will be effective upon delivery unless not on a Business Day, in which case it will be effective upon the next Business Day); (b) by email (if the sender does not receive a bounce-back notification and on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid)); or (c) by overnight delivery by a nationally recognized courier service (in which case, it will be effective on the Business Day after being deposited with such courier service), in each case, to the address listed below:

If to the Company prior to Closing, to:

Purvala Bioscience, Inc.

27 Strathmore Road

Natick, MA 01760

Email Address: [***]; [***]

Attention: Justin Paloni; Bradley Olsen

with a copy to (which will not constitute notice to the Company or any Former Holder):

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive

Suite 900

Boston, MA 02210

Email Address: dgammell@gunder.com

Attention: David D. Gammell

If to the Buyer, to:

Olaplex, Inc.

1187 Coast Village Road, #1-520

Santa Barbara, CA 93108

Email Address: [***]

Attention: John Duffy

with copies to (which will not constitute notice to the Buyer, or the Company (after the Closing)):

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Email Address: nicholas.roper@ropesgray.com

Attention: Nicholas Roper

If to the Former Holders’ Representative or, after the Closing, to the Former Holders, to:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: [***]

Telephone: [***]

Each of the parties to this Agreement may specify a different mailing address or email address by giving notice in accordance with this Section 9.1 to each of the other parties hereto.

9.2. Succession and Assignment; No Third-Party Beneficiary. Except as expressly provided herein, this Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns (each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof). Nothing herein expressed or implied will give or be construed to give any Person, other than the parties hereto and such successors and permitted assigns, any legal or equitable rights hereunder, including any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment. No party may assign, delegate or otherwise transfer either this Agreement or any of his, her or its rights, interests or obligations hereunder without the prior written approval of the other parties; provided, however, that the Buyer may (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates, (b) designate one or more of its Affiliates to perform its obligations hereunder and (c) assign any or all of its rights or obligations hereunder to any purchaser of all or substantially all of the consolidated assets of such Person.

9.3. Amendments and Waivers. No amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of an amendment, by Buyer, the Company (prior to the Closing), the Former Holders, or in the case of a waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation of, default under or inaccuracy in any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof.

9.4. Entire Agreement. This Agreement, together with the Ancillary Agreements and any documents, instruments and certificates explicitly referred to herein or therein, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements (including any draft agreements) with respect thereto, whether written or oral, none of which will be used as evidence of the parties’ intent.

9.5. Disclosure Schedules. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, each section of the Disclosure Schedules will be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules to the extent the relevance of such information to such other section of the Disclosure Schedules is reasonably apparent on its face. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Disclosure Schedules or the attached exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party hereto will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the Disclosure Schedules or exhibits in any dispute or controversy between the parties hereto as to whether any obligation, item or matter not set forth or included in this Agreement, the Disclosure Schedules or exhibits is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business. No information set forth in the Disclosure Schedules will be deemed to broaden in any way the scope of the parties’ representations and warranties. Any description of any agreement, document, instrument, plan, arrangement or other item set forth on any Disclosure Schedule is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item. The information contained in this Agreement, in the Disclosure Schedules and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be (i) a waiver of the attorney-client privilege or (ii) an admission by any party hereto to any Person of any matter whatsoever, including any violation of Legal Requirement or breach of contract.

9.6. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable Legal Requirements, be invalid or unenforceable in any respect, each party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Legal Requirements and to otherwise give effect to the intent of the parties.

9.7. Headings. The headings contained in this Agreement are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

9.8. Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The parties hereto intend that each representation, warranty, covenant and agreement contained herein will have independent significance. If any party hereto has breached or violated, or if there is an inaccuracy in, any representation, warranty, covenant or agreement contained herein in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the party has breached or violated, or there is an inaccuracy in, the first representation, warranty, covenant or agreement. Notwithstanding anything express or implied in this Agreement, Buyer’s rights and remedies with respect to claims for Fraud are fully preserved.

9.9. Governing Law; Waiver of Jury Trial.

9.9.1. This Agreement, and any Action of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Contemplated Transactions will be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements executed and performed entirely within such State without regard to conflicts of law principles of the State of Delaware or any other jurisdiction that would cause the laws of any jurisdiction other than the State of Delaware to apply.

9.9.2. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE DOCUMENTS AND AGREEMENTS CONTEMPLATED HEREBY AND THE CONTEMPLATED TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT HE, SHE OR IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT, CLAIM, INVESTIGATION, OR PROCEEDING BASED ON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL OR EQUITABLE THEORY. EACH PARTY HERETO (I) CERTIFIES THAT NO ADVISOR OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT HE, SHE OR IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

9.10. Jurisdiction; Exclusive Venue. Each of the parties hereto irrevocably agrees that any Action, of any kind whatsoever, including a counterclaim, cross claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Contemplated Transactions brought by any other party hereto or its successors or assigns will be brought and determined only in the Delaware Court of Chancery and any state court sitting in the State of Delaware to which an appeal from the Delaware Court of Chancery may be validly taken (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court sitting in the State of Delaware and any federal appellate court therefrom), and each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the Contemplated Transactions. Each of the parties hereto agrees not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein, and no party hereto will file a motion to dismiss any Action filed in the courts described above in the State of Delaware on any jurisdictional or venue related grounds, including the doctrine of forum non conveniens. Each party hereto hereby irrevocably consents to the service of any and all process in any such Action by delivery of such process in the manner provided in Section 9.1 and agrees not to assert (by way of motion, as a defense or otherwise) in any action, suit, claim or proceeding any claim that service of process made in accordance with Section 9.1 does not constitute good and valid service of process.

9.11. Specific Performance. Each of the parties hereto agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the Contemplated Transactions. It is accordingly agreed that (a) the parties hereto will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.10 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific performance and other equitable relief is an integral part of the Contemplated Transactions and without that right, neither the Company, the Former Holders nor Buyer would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties hereto otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party pursuing an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.11 will not be required to provide any bond or other security in connection with any such order. The remedies available to each party pursuant to this Section 9.11 will be in addition to any other remedy to which they were entitled at law or in equity, and the election to pursue an injunction or specific performance will not restrict, impair or otherwise limit such party from seeking the payment of any liabilities, losses, damages, costs or expenses related to a breach of this Agreement.

9.12. Provisions Concerning the Former Holders’ Representative.

9.12.1. Appointment. Effective as of the Closing, and without further act of the Former Holders, the Former Holders’ Representative will be appointed as representative, agent and attorney-in-fact for each of the Former Holders, for and on behalf of the Former Holders, for all purposes in connection with this Agreement and the agreements ancillary hereto, including to give and receive notices and communications and to take any and all action on behalf of the Former Holders pursuant to this Agreement and in connection with the Contemplated Transactions. If the Former Holders’ Representative resigns or is otherwise no longer willing or able to serve as the Former Holders’ Representative, the Former Holders may appoint a replacement. No bond will be required of the Former Holders’ Representative.

9.12.2. Actions of the Former Holders’ Representative. A decision, act, consent or instruction of the Former Holders’ Representative (acting in its capacity as the Former Holders’ Representative) will constitute a decision of all of the Former Holders and will be final, conclusive and binding upon each of the Former Holders, and the Buyer may rely upon any such decision, act, consent or instruction of the Former Holders’ Representative as being the decision, act, consent or instruction of each of the Former Holders. The Buyer and its Affiliates are hereby relieved from any liability to any Person for any acts done by the Buyer in accordance with such decision, act, consent or instruction of the Former Holders’ Representative. The Former Holders’ Representative will not be held liable by any Former Holder for actions or omissions in exercising or failing to exercise all or any of the power and authority of the Former Holders’ Representative pursuant to this Agreement, except in the case of the Former Holders’ Representative’s bad faith or willful misconduct. The Former Holders’ Representative will be entitled to rely on the advice of counsel, public accountants or other independent experts that it reasonably determines to be experienced in the matter at issue, and will not be liable to any Former Holder for any action taken or omitted to be taken in good faith based on such advice. Each Former Holder will severally and not jointly, in accordance with their respective Pro Rata Portion, indemnify the Former Holders’ Representative from any losses, damages, judgments, assessments, fines, penalties, fees, costs, expenses, liabilities, awards, demands, claims, actions, damages or amounts paid in settlement (in each case, including reasonable attorneys’ fees and expenses and costs of investigations) (collectively, “Representative Losses”) arising out of or in connection with its serving as the Former Holders’ Representative hereunder; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the bad faith or willful misconduct of the Former Holders’ Representative, the Former Holders’ Representative will reimburse the Former Holders the amount of such indemnified Representative Loss to the extent attributable to such bad faith or willful misconduct. The Former Holders’ Representative may recover the amount of such Representative Losses from (i) the Former Holders’ Representative Expense Amount and (ii) any other funds that become payable to the Former Holders under this Agreement at such time as such amounts would otherwise be distributable to the Former Holders; provided, that while the Former Holders’ Representative may be paid from the aforementioned sources of funds, this does not relieve the Former Holders from their obligation to promptly pay such losses as they are suffered or incurred. The Former Holders’ Representative is serving in its capacity as such solely for purposes of administrative convenience, and is not personally liable in such capacity for any of the obligations of any Former Holder hereunder, and the Buyer, on behalf of itself and its Affiliates, agrees that neither the Buyer or its Affiliates will look to the personal assets of the Former Holders’ Representative, acting in such capacity, for the satisfaction of any obligations to be performed by any of the Former Holders hereunder. In no event will the Former Holders’ Representative be required to advance its own funds on behalf of the Former Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Former Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Former Holders’ Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Former Holders’ Representative or the termination of this Agreement.

9.12.3. Expense Amount. The Former Holders’ Representative will be entitled to full reimbursement for all expenses, disbursements and advances (including service fees and disbursements of its counsel, experts, advisors, consultants, agents or other representatives, including Affiliates of the Former Holders’ Representative) incurred by or on behalf of the Former Holders’ Representative in in connection herewith from the Former Holders’ Representative Expense Amount in accordance with the terms of this Agreement. The Former Holders will not receive any interest or earnings on the Former Holders’ Representative Expense Amount and irrevocably transfer and assign to the Former Holders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Former Holders’ Representative will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Former Holders’ Representative’s responsibilities, the Former Holders’ Representative will deliver any remaining balance of the Former Holders’ Representative Expense Amount to the Buyer for further distribution to the Former Holders in accordance with their respective Pro Rata Portions. For tax purposes, the Former Holders’ Representative Expense Amount will be treated as part of the consideration paid by the Buyer pursuant to this Agreement and as having been received and voluntarily set aside by the Former Holders at the time of Closing.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the undersigned has executed this Stock Purchase Agreement as an agreement under seal as of the date first above written.

BUYER:

OLAPLEX, INC.

By:	/s/ Amanda Baldwin
Name: Amanda Baldwin
Title: Chief Executive Officer

COMPANY:

PURVALA BIOSCIENCE, INC.

By:	/s/ Bradley Olsen
Name: Bradley Olsen
Title: President

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Stock Purchase Agreement as an agreement under seal as of the date first above written.

STOCKHOLDERS:

/s/ Bradley Olsen
Bradley Olsen

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Stock Purchase Agreement as an agreement under seal as of the date first above written.

STOCKHOLDERS:

/s/ Justin Paloni
Justin Paloni

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Stock Purchase Agreement as an agreement under seal as of the date first above written.

STOCKHOLDERS:

/s/ Lavinia Popescu
Lavinia Popescu

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Stock Purchase Agreement as an agreement under seal as of the date first above written.

STOCKHOLDERS:

/s/ Marc Blaustein
Marc Blaustein

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Stock Purchase Agreement as an agreement under seal as of the date first above written.

OPTIONHOLDERS:

/s/ Bradley Olsen
Bradley Olsen

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Stock Purchase Agreement as an agreement under seal as of the date first above written.

OPTIONHOLDERS:

/s/ Justin Paloni
Justin Paloni

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Stock Purchase Agreement as an agreement under seal as of the date first above written.

OPTIONHOLDERS:

/s/ Lavinia Popescu
Lavinia Popescu

[Signature Page to Stock Purchase Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Stock Purchase Agreement as an agreement under seal as of the date first above written.

FORMER HOLDERS’ REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE SERVICES LLC

By:	/s/ Same Riffe
Name: Same Riffe
Its: Managing Director
Address: [***]
Email: [***]
Telephone: [***]